EXHIBIT 16
                                                                      ----------


FOR IMMEDIATE RELEASE

JANUARY 9, 2001
--------------------------------------------------------------------------------



                  D. HUGH GILLARD LEAVES PRIMEWEST ENERGY TRUST

CALGARY (TSE:  PWI.UN) - PrimeWest Energy Trust (PrimeWest) today announced that
D. Hugh Gillard has resigned as President and Chief Operating Officer, effective immediately.

The resignation comes after two years of valued service to the PrimeWest organization. "During these years, PrimeWest has matured -- in part by refining and strengthening its business strategies, processes and focus," said Kent MacIntyre, Vice-chairman and Chief Executive Officer. "We thank Hugh sincerely for his contribution during this period of PrimeWest's development."

Said Mr. Gillard, "The people of PrimeWest now have clear priorities. I leave with a sense of accomplishment and achievement, having worked with a strong team to help improve the business in many areas."

PrimeWest is a Calgary-based oil and gas royalty trust that acquires, develops, produces and sells crude oil, natural gas, and natural gas liquids for the generation of cash distributions to unitholders. Trust units of PrimeWest trade on The Toronto Stock Exchange under the symbol "PWI.UN".

Visit the PrimeWest Web site at primewestenergy.com.

FOR IMMEDIATE RELEASE

JANUARY 17, 2001
--------------------------------------------------------------------------------



   PRIMEWEST ENERGY TRUST CONFIRMS CASH DISTRIBUTION PAYABLE IN FEBRUARY 2001

CALGARY (TSE: PWI.UN) - PrimeWest Energy Trust (PrimeWest) today confirmed its regular monthly cash distribution of 10 cents per trust unit and a special distribution of 10 cents per trust unit. This monthly distribution, totaling 20 cents per trust unit, will be paid on February 15, 2001, to all unitholders of record on January 31, 2001. The ex-distribution date is January 29, 2001.

With the regular and extra distributions in February, PrimeWest will have paid a total of $1.87 per trust unit during the previous 12-month period (March 2000 through February 2001), and $5.67 per trust unit since inception in October 1996.

The company continues to expect to pay a total of 20 cents per trust unit per month at least until the March 2001-declared distribution for payment in April 2001. Some time in the first quarter, PrimeWest expects to provide an indication by news release as to the level of distribution beyond this time frame.

PrimeWest is a Calgary-based conventional oil and gas royalty trust that acquires, develops, produces and sells crude oil, natural gas, and natural gas liquids for the generation of monthly cash distributions to unitholders. Trust units of PrimeWest are traded on The Toronto Stock Exchange under the symbol "PWI.UN".

Learn more about us at the PrimeWest Web site (primewestenergy.com).

FOR IMMEDIATE RELEASE

FEBRUARY 8, 2001
--------------------------------------------------------------------------------



                PRIMEWEST ENERGY TRUST EXTENDS THROUGH JULY 2001
                THE PERIOD IT EXPECTS TO PAY 20-CENT DISTRIBUTION

CALGARY (TSE: PWI.UN) - PrimeWest Energy Trust (PrimeWest) today confirmed its regular monthly cash distribution of 10 cents per trust unit and a special distribution of 10 cents per trust unit. This monthly distribution, totaling 20 cents per trust unit, will be paid on March 15, 2001, to all unitholders of record on February 28, 2001. The ex-distribution date is February 26, 2001.

Based on strong fourth-quarter performance and our near-term outlook, PrimeWest also announced that it expects to pay a total of $0.20 per trust unit per month at least until the June 2001-declared distribution payment in July 2001.

With the regular and extra distributions in March, PrimeWest will have paid a total of $1.97 per trust unit during the previous 12-month period (April 2000 through March 2001), and $5.87 per trust unit since inception in October 1996.

Highlights of PrimeWest's fourth-quarter and full-year performance include:

o Estimated fourth-quarter cash flow of 80 cents per trust unit, 77 cents per trust unit fully diluted, up more than 110% from the same period in 1999.
o Estimated full-year cash flow of $2.51 per trust unit, $2.44 fully diluted, up over 170% over 1999.
o Record average daily production of 12,968 BOE per day, up 9% from 1999 with an exit rate of over 14,200 BOE per day.
o    Estimated operating costs down 3% year over year.
o Record operating netbacks estimated to be more than $26.00 per BOE, up 120% over 1999.
o Estimated net debt of $1.55 per trust unit, down 35% over 1999.
o    Total return of 67.8% per trust unit, up from 56.3% in 1999.

Performance highlights will be discussed at a conference call and Webcast for interested analysts, brokers, investors and media at 2:30 p.m. Mountain time (4:30 p.m. Eastern time) on February 8, 2001.

FEBRUARY 8, 2001                                                          PAGE 2

Callers may dial 1-888-571-5411 a few minutes prior to start and request the PrimeWest conference call. The call also will be available for replay by dialing 1-877-289-8525, and entering pass code 93759 followed by the pound (#) key.

Interested users of the Internet are invited to go to WWW.NEWSWIRE.CA/WEBCAST/PAGES/PRIMEWEST20010208 for the live Webcast and/or replay at the PrimeWest Web site, WWW.PRIMEWESTENERGY.COM.

Full financial statements and operating results will be issued in March.

PrimeWest is a Calgary-based conventional oil and gas royalty trust that acquires, develops, produces and sells crude oil, natural gas, and natural gas liquids for the generation of monthly cash distributions to unitholders. Trust units of PrimeWest are traded on The Toronto Stock Exchange under the symbol "PWI.UN".

Learn more about us at the PrimeWest Web site (primewestenergy.com).

FOR IMMEDIATE RELEASE

FEBRUARY 16, 2001
--------------------------------------------------------------------------------



             PRIMEWEST ENERGY OFFERS TO ACQUIRE CYPRESS ENERGY INC.
               TO FORM CANADA'S LARGEST GAS-WEIGHTED ROYALTY TRUST

CALGARY - (TSE: PWI.UN; TSE: CYZ.A; CDNX: CYZ.B) -- PrimeWest Energy Trust (PrimeWest) and Cypress Energy Inc. (Cypress) today jointly announced that they have entered into an agreement whereby PrimeWest will offer to purchase all of the issued and outstanding Class A and B common shares of Cypress.

The offer will consist of cash of $14.00 per Cypress share up to a maximum of $60 million, or, at the option of the Cypress shareholder, 1.45 PrimeWest trust units or 1.45 exchangeable shares of a subsidiary of PrimeWest (subject to a maximum of 5.44 million exchangeable shares). PrimeWest will also assume all of Cypress' outstanding debt. The proposed transaction has a total enterprise value of approximately $790 million -- including the pending Ranchero Energy Inc. acquisition by Cypress -- consisting of $650 million in equity and $140 million in assumed debt.

Based on February 15, 2001 closing prices of $9.73 per trust unit for PrimeWest and $10.60 for each Cypress common share, the offer represents a 33-percent premium to Cypress' pre-offer closing price. PrimeWest estimates that the transaction is accretive by 13% to 2001 distributable cash flow and by 5% to net asset value on an established reserves basis.

"This transaction is beneficial to both shareholders of Cypress and unitholders of PrimeWest," said PrimeWest Vice-chairman and CEO, Kent MacIntyre. "The Cypress assets being acquired are of the highest quality and are exceptionally well suited to a royalty trust."

"For PrimeWest unitholders,  the resultant market capitalization of more than $1
billion  would  enhance   PrimeWest's   liquidity  and  contribute  to  improved
valuations. We will be the largest gas-weighted royalty trust in Canada."

Said Cypress President and Chief Executive Officer, Don Archibald, "This is an excellent transaction for Cypress shareholders, and we are pleased to recommend it. The offer provides a substantial premium to the pre-offer share price and an opportunity to invest in a high-quality oil and gas royalty trust that pays cash distributions monthly - currently $0.20 per trust unit per month per trust unit

FEBRUARY 16, 2001                                                         PAGE 2

($0.29 per Cypress share). The potential synergies between the two companies are considerable, marrying Cypress' large inventory of development opportunities with PrimeWest's production optimization strength."

The Cypress properties, excluding Ranchero, are currently producing at a rate of 18,200 BOE per day, (6:1), consisting of 78 MMcf per day of natural gas and 5,200 barrels per day of crude oil and natural gas liquids.

In conjunction with this transaction, PrimeWest has also entered into a series of price hedging contracts on 8,300 BOE per day of gas production (6:1) and 4,500 BOE per day of crude oil production.

o The gas hedging instruments are `swaptions', which will give PrimeWest the future right to enter into a swap transaction for a fixed price and term. The benefit of a swaption is to provide a fixed price at which gas can be sold at a future date. The gas hedges have an effective term until the end of the 2002 summer season (October 2002). The floor price equates to approximately $7.25 per thousand cubic feet (Mcf).
o The crude oil hedging transactions consist essentially of floors. The effect of the transactions is to secure a price above US$25.00 WTI per barrel for the term of April 2001 through December 2001.

The boards of directors of both of PrimeWest and Cypress have approved the proposed transaction, and the board of directors of Cypress has resolved unanimously to recommend to its shareholders that they accept the PrimeWest offer. The offer is conditional on the tendering of a minimum of 66 2/3 percent of all outstanding Cypress shares, as well as regulatory and other approvals. PrimeWest anticipates forwarding a take-over bid circular to Cypress shareholders on or before March 6, 2001. TD Securities acted as financial advisors to PrimeWest.

The directors and officers of Cypress have agreed to execute lock-up agreements under which they will agree to deposit and, except in certain circumstances, not withdraw their shares under the offer.

The board of directors of Cypress has agreed that it will not solicit or initiate discussions or negotiations with any third party concerning any sale of any material position or assets of Cypress, or any business combination involving Cypress. Cypress has agreed, under certain circumstances, to pay to PrimeWest a

FEBRUARY 16, 2001                                                         PAGE 3

non-completion fee of $25 million. PrimeWest also has a right, in certain circumstances, to match any unsolicited competing bid. Griffiths McBurney & Partners and Yorkton Securities are acting as financial advisors to Cypress and each of them has agreed to provide a fairness opinion in connection with the proposed transaction.

Among the attributes of Cypress:

o A suite of operated, high-quality producing natural gas and light crude oil assets concentrated in Alberta and Saskatchewan, as well as 564,000 net acres of undeveloped lands.
o A high leverage to natural gas -- on a 6:1 basis approximately 75% based on anticipated 2001 production. Combined, PrimeWest will be balanced 65% natural gas and 35% oil and natural gas liquids.
o A low cost structure, with year-to-date third-quarter 2000 operating costs averaging $3.13 per BOE (6:1).

   Acquisition multiples (6:1 gas conversion ratio)

o      Established reserve acquisition cost                       $11.40 per BOE
o      Production acquisition cost                       $36,600 per BOE per day
o      Cash flow multiple                         2.9 times (gas: $7.55 per Mcf;
                                                          WTI: US$26.73 per bbl)
o      Recycle ratio                                                   2.7 times

PrimeWest is a Calgary-based conventional oil and gas royalty trust that acquires, develops, produces and sells crude oil, natural gas, and natural gas liquids for the generation of cash distributions to unitholders. Trust units of PrimeWest are traded on The Toronto Stock Exchange under the symbol "PWI.UN".

Cypress is a Calgary-based oil and gas exploration company, whose Class A common shares trade on The Toronto Stock Exchange under the symbol CYZ.A and whose Class B common shares trade on the Canadian Venture Exchange under the symbol CYZ.B.

The information in this news release contains forward-looking statements with respect to PrimeWest. By their nature, these statements involve risks and uncertainties that could cause actual results to differ materially from those contemplated. These risks and uncertainties include commodity prices and differentials and the number of Cypress shareholders tendering shares to the offer.

This news release shall not constitute an offer to sell or the solicitation of an offer to buy any securities in any jurisdiction. The trust units of PrimeWest offered will not be and have not been registered under the United States Securities Act of 1933 and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements.

FOR IMMEDIATE RELEASE

FEBRUARY 26, 2001
--------------------------------------------------------------------------------



                   PRIMEWEST ENERGY TRUST ANNOUNCES TAXABILITY
                        OF DISTRIBUTIONS RECEIVED IN 2000

CALGARY - (TSE: PWI.UN) -- PrimeWest Energy Trust (PrimeWest) today announced that 47% of its cash distributions received in 2000 were deemed to be a deferred return of capital and 53% were deemed to be taxable as income in the year received.

During 2000, total distributions received were $1.67 per trust unit. For tax purposes, a total of $0.7866 was a return of capital, which reduces the adjusted cost base of the trust units upon sale or deemed sale. A total of $0.8834 was taxable income.

Unitholders holding their investment in a registered plan such as an RRSP, RRIF, DPSP or RESP should not report any income related to distributions on their 2000 income tax return.

Those holding their units outside such plans will receive a T3 Supplementary Slip from the PrimeWest's trustee if they are fully registered unitholders, or from their brokerage firm. Such unitholders must report the taxable portion of distributions that they received as `Other Income' on their 2000 income tax return in accordance with the table set out below.

The December-1999-declared distribution was paid on January 15, 2000 and is therefore included in the 2000 T3 amounts. The December-2000-declared distribution was paid on January 15, 2001 and therefore is not included in the 2000 T3 amounts. The deadline for mailing all T3 Supplementary Information slips to unitholders, as required by Revenue Canada, is March 31, 2001.

The following table summarizes the 2000 distributions according to record date, and is directed to unitholders who are Canadian residents and who hold the units as capital property.

FEBRUARY 26, 2001                                                         PAGE 2


Table of distribution taxability for distributions received in 2000

--------------------------------------------------------------------------------
           Record date              Total          Tax-deferred       Taxable
                                 Distribution       (Return of    Portion (Other
                                                     Capital)         Income)
--------------------------------------------------------------------------------
December 31, 1999  for                $0.10         $0.047            $0.053
Payment January 15, 2000
--------------------------------------------------------------------------------
January 31, 2000                      $0.10         $0.047            $0.053
--------------------------------------------------------------------------------
February 29, 2000                     $0.10         $0.047            $0.053
--------------------------------------------------------------------------------
March 31, 2000                        $0.10         $0.047            $0.053
--------------------------------------------------------------------------------
April 28, 2000                        $0.10         $0.047            $0.053
--------------------------------------------------------------------------------
May 31, 2000                          $0.13         $0.061            $0.069
--------------------------------------------------------------------------------
June 30, 2000                         $0.16        $0.0755           $0.0845
--------------------------------------------------------------------------------
July 31, 2000                         $0.16        $0.0755           $0.0845
--------------------------------------------------------------------------------
August 31, 2000                       $0.16        $0.0755           $0.0845
--------------------------------------------------------------------------------
September 29, 2000                    $0.16        $0.0755           $0.0845
--------------------------------------------------------------------------------
October 31, 2000                      $0.20        $0.0943           $0.1057
--------------------------------------------------------------------------------
November 30, 2000 for                 $0.20        $0.0943           $0.1057
Payment December 15, 2000
--------------------------------------------------------------------------------
Total paid                            $1.67        $0.7866           $0.8834
--------------------------------------------------------------------------------

PrimeWest is a Calgary-based conventional oil and gas royalty trust that acquires, develops, produces and sells crude oil, natural gas, and natural gas liquids for the generation of monthly cash distributions to unitholders. Trust units of PrimeWest are traded on The Toronto Stock Exchange under the symbol "PWI.UN".

Learn more about us at the PrimeWest Web site (primewestenergy.com).

FOR IMMEDIATE RELEASE

MARCH 1, 2001
--------------------------------------------------------------------------------



                        PRIMEWEST ENERGY TRUST SCHEDULES
              INFORMATION SESSIONS ABOUT CYPRESS ENERGY ACQUISITION
                          CALGARY - TORONTO - MONTREAL

CALGARY (TSE: PWI.UN; TSE: CYZ.A; CDNX: CYZ.B) - PrimeWest Energy Trust (PrimeWest) invites interested members of the investment community to one of the following information sessions, during which senior management will discuss PrimeWest's proposed acquisition of Cypress Energy Inc., announced February 16.

The combination would form Canada's largest gas-weighted oil and gas royalty trust. Additional sessions at other centers will be announced later.

To attend one of the following, please RSVP via e-mail to Debbie Harrison, at DEBBIEH@PRIMEWESTENERGY.COM, by fax at 403-234-6654, or by phone at 403-234-6608.

         MONTREAL - WEDNESDAY, MARCH 7, 2001
         LUNCHEON AT the Montreal Marriott Chateau Champlain (Viger Room) Registration at 11:30 Luncheon and presentation from 12:00 - 1:30

         TORONTO - THURSDAY, MARCH 8, 2001
         LUNCHEON at the King Edward Hotel (Windsor Ballroom)
         Registration at 11:30 Luncheon and presentation from 12:00 - 1:30

         CALGARY - TUESDAY, MARCH 13, 2001
         AFTER-MARKET RECEPTION at the Westin Calgary (Britannia Room) Registration at 3:00 Presentation at 3:30 Reception at 4:15 - 5:30

PrimeWest is a Calgary-based oil and gas royalty trust that acquires, develops, produces and sells crude oil, natural gas, and natural gas liquids for the generation of cash distributions to unitholders. Trust units of PrimeWest trade on The Toronto Stock Exchange under the symbol "PWI.UN". Visit the PrimeWest Web site at primewestenergy.com.

Cypress Energy Inc. is a Calgary-based oil and gas exploration company, whose Class A common shares trade on The Toronto Stock Exchange under the symbol CYZ.A and whose Class B common shares trade on the Canadian Venture Exchange under the symbol CYZ.B.

This news release shall not constitute an offer to sell or the solicitation of an offer to buy any securities in any jurisdiction. The trust units of PrimeWest offered will not be and have not been registered under the United States Securities Act of 1933 and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements.

FOR IMMEDIATE RELEASE

MARCH 5, 2001
--------------------------------------------------------------------------------



     PRIMEWEST ENERGY TRUST TO RAISE TOTAL MONTHLY DISTRIBUTION TO 22 CENTS, EXTENDS THROUGH JANUARY 2002 THE PERIOD IT EXPECTS TO PAY AT THIS LEVEL

CALGARY (TSE: PWI.UN; TSE: CYZ.A; CDNX: CYZ.B) - PrimeWest Energy Trust (PrimeWest) today announced its intention to increase its monthly distribution rate by 10 percent - from 20 cents to 22 cents per trust unit (the 10-cent regular and a 12-cent special) following the closing of the Cypress Energy Inc. (Cypress) acquisition. PrimeWest has extended the period during which it expects to pay the 22-cent-per-trust-unit monthly distribution until at least January 2002.

The increase in PrimeWest's distribution rate is supported by the accretive nature of the Cypress transaction to PrimeWest unitholders on a cash-flow-per-unit basis - estimated to be 13 percent in 2001. The increase is also backstopped by a series of commodity-risk management structures.

If PrimeWest achieves its minimum tender condition under the Cypress offer (not less than 66 2/3 percent on a fully diluted basis) on the March 28, 2001 expiry date of its bid, the increased PrimeWest distribution rate will commence with the April 2001 distribution, payable May 15, 2001. The increased monthly distribution rate of 22 cents per trust unit equates to approximately 32 cents per Cypress share for those tendering and electing PrimeWest trust units under the offer. Also, if the minimum condition is met, tendering Cypress shareholders who elect to receive PrimeWest trust units in exchange for their shares will receive the March-declared, April-paid distribution of 20 cents, which equates to 29 cents per Cypress share.

Full-year 2001 distributions paid by PrimeWest are now expected to be $2.56 per trust unit (20 cents monthly in January through April, and 22 cents for the months thereafter). Based on actual year-to-date commodity prices received and the current forward commodity price curves for the balance of 2001, PrimeWest's estimated distribution pay-out ratio (distributions paid out as a percentage of operating cash flow) is expected to be approximately 85 percent.

Based on the expected 2001 distribution of $2.56 per trust unit and a recent unit price of $9.00, PrimeWest's current cash-on-cash yield is 28.4 percent.

To support the increased distribution rate, PrimeWest is implementing a series of commodity-risk management structures.

MARCH 5, 2001                                                             PAGE 2

Additional commodity-risk management activities will be considered for 2002 following the successful acquisition of Cypress. Any further extension or changes to PrimeWest's distribution rate will continue to be assessed quarterly by the board of directors, in the context of operating results and the then-current commodity price environment.

"With this increase and extension, PrimeWest unitholders have more stability and predictability in their monthly and full-year distribution streams," said Vice-chairman and Chief Executive Officer Kent MacIntyre. "The distribution increase provides a tangible benefit to PrimeWest unitholders that is commensurate with the strong cash flow accretion attributed to the Cypress transaction."

PrimeWest is a Calgary-based conventional oil and gas royalty trust that acquires, develops, produces and sells crude oil, natural gas, and natural gas liquids for the generation of monthly cash distributions to unitholders. PrimeWest currently intends to mail its offer to purchase Cypress on March 6, 2001, and that offer will expire on March 28, 2001. This transaction will make PrimeWest Canada's largest gas-weighted royalty trust.

Trust units of PrimeWest are traded on The Toronto Stock Exchange under the symbol "PWI.UN".

Cypress is a Calgary-based oil and gas exploration company, whose Class A common shares trade on The Toronto Stock Exchange under the symbol CYZ.A and whose Class B common shares trade on the Canadian Venture Exchange under the symbol CYZ.B.

The information in this news release contains forward-looking statements with respect to PrimeWest. By their nature, these statements involve risks and uncertainties that could cause actual results to differ materially from those contemplated. These risks and uncertainties include commodity prices and differentials, production levels, and the number of Cypress shareholders tendering shares to the offer.

This news release shall not constitute an offer to sell or the solicitation of an offer to buy any securities in any jurisdiction. The trust units of PrimeWest offered will not be and have not been registered under the United States Securities Act of 1933 and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements.

Learn more about us at the PrimeWest Web site (primewestenergy.com).

FOR IMMEDIATE RELEASE

MARCH 6, 2001
--------------------------------------------------------------------------------



       PRIMEWEST ENERGY TRUST INCREASES HEDGING TO SUPPORT PLANNED MONTHLY DISTRIBUTION OF 22 CENTS PER TRUST UNIT THROUGH JANUARY 2002, MAILS OFFER
                       TO PURCHASE TO CYPRESS SHAREHOLDERS

CALGARY (TSE: PWI.UN; TSE: CYZ.A; CDNX: CYZ.B) -- PrimeWest Energy Trust (PrimeWest) today confirmed details of a series of commodity-risk management contracts it has implemented to backstop its plan, announced March 5, 2001, to increase the distribution rate to a total of 22 cents per trust unit.

Beginning with the April-declared, May-paid distribution, and contingent upon the successful closing of the Cypress Energy Inc. (Cypress) acquisition, PrimeWest intends to increase its monthly rate by 10 percent - from 20 cents to 22 cents per trust unit (the 10-cent regular and a 12-cent special). It expects to pay at this level at least through January 2002.

PrimeWest mailed its offer to purchase Cypress on March 6, 2001, and that offer will expire on March 28, 2001. This transaction will make PrimeWest Canada's largest gas-weighted royalty trust.

In total, the commodity-risk-management structures entered into since the February 16 announcement by PrimeWest of its intent to make an offer to purchase Cypress will assist PrimeWest in meeting the following distribution objectives:

o      protect the 22-cent monthly distribution;
o retain substantial upside participation if commodity prices remain at or increase from current levels; and
o      lock in a substantial portion of the Cypress acquisition economics.

As announced February 16 in conjunction with the offer to purchase Cypress, PrimeWest entered into contracts that: |X| insured 50,000 Mcf per day of gas in respect of a series of gas `swaptions' at a strike price of $7.25 per Mcf, representing various terms through to October 31, 2002; and |X|insured 4,500 barrels per day of crude oil at a minimum price of $US25.00 WTI per barrel in respect of a series of `puts' through to December 31, 2001.

The natural gas structures consisting of swaptions give PrimeWest the future right to enter into a swap transaction for the indicated fixed price and term. The benefit of a swaption is that it provides a fixed price at which gas can be sold at a future date should PrimeWest so elect. Because current gas prices are higher than the strike price of the swaptions, the structures provide a form of insurance should future gas prices decrease.

MARCH 6, 2001                                                             PAGE 2

The crude oil hedging structures consisting of puts represent essentially a floor price. The effect of the structures is to secure a minimum price of $US25.00 WTI per barrel for the term indicated.

To supplement the foregoing, PrimeWest entered into the following commodity-risk-management structures on March 5 and 6:

o swapped 20,000 Mcf per day of gas at a fixed price of $8.00 per Mcf for the period April through October 2001. A portion of the gas swaptions entered into on February 16, 2001 -- in the amount of 20,000 Mcf per day at a strike price of $7.25 per Mcf -- will either be left to expire unexercised or sold into the market on March 15, 2001;
o swapped 4,000 barrels per day of crude oil production at an all-in fixed price of $US27.28 WTI per barrel for the period April through December 2001; and
o insured 30,000 Mcf per day of gas at a minimum price of $6.95 per Mcf, in respect of a put structure for the period April through July 2001.

In aggregate, the commodity-risk-management structures announced by PrimeWest including those of February 16, will serve to either fix a price or insure a minimum price level (puts or swaptions) for the following production, proforma Cypress.


                                        2001
----------------------------------------------------------------
Production             2nd quarter    3rd quarter    4th quarter
----------------------------------------------------------------
Gas (Mcf)
        -  Fixed price   20,000         20,000          7,000
----------------------------------------------------------------
        -  Insured*      66,000         55,000         48,000
----------------------------------------------------------------
        -  Total         86,000         75,000         55,000
----------------------------------------------------------------
Oil (bbl)
        -  Fixed price   4,000          4,000          4,000
----------------------------------------------------------------
        -  Insured       4,500          4,500          4,500
----------------------------------------------------------------
        -  Total         8,500          8,500          8,500
----------------------------------------------------------------

* Includes the portion that expires on March 15, 2001.

"These risk management tools solidify for PrimeWest unitholders more stability and predictability in their monthly and full-year distribution streams," said Vice-chairman and Chief Executive Officer Kent MacIntyre.

Additional commodity-risk-management activities, designed to meet the foregoing distribution objectives, will be considered for 2002 following the successful acquisition of Cypress.

MARCH 6, 2001                                                             PAGE 3

PrimeWest is a Calgary-based conventional oil and gas royalty trust that acquires, develops, produces and sells crude oil, natural gas, and natural gas liquids for the generation of monthly cash distributions to unitholders. Trust units of PrimeWest are traded on The Toronto Stock Exchange under the symbol "PWI.UN".

Cypress is a Calgary-based oil and gas exploration company, whose Class A common shares trade on The Toronto Stock Exchange under the symbol CYZ.A and whose Class B common shares trade on the Canadian Venture Exchange under the symbol CYZ.B.

The information in this news release contains forward-looking statements with respect to PrimeWest. By their nature, these statements involve risks and uncertainties that could cause actual results to differ materially from those contemplated. These risks and uncertainties include commodity prices and differentials, production levels, and the number of Cypress shareholders tendering shares to the offer.

This news release shall not constitute an offer to sell or the solicitation of an offer to buy any securities in any jurisdiction. The trust units of PrimeWest offered will not be and have not been registered under the United States Securities Act of 1933 and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements.

Learn more about us at the PrimeWest Web site (primewestenergy.com).

FOR IMMEDIATE RELEASE

MARCH 7, 2001
--------------------------------------------------------------------------------



                    PRIMEWEST ENERGY TRUST SCHEDULES WINNIPEG
              INFORMATION SESSION ABOUT CYPRESS ENERGY ACQUISITION

CALGARY (TSE: PWI.UN; TSE: CYZ.A; CDNX: CYZ.B) - PrimeWest Energy Trust (PrimeWest) invites interested members of the investment community to an information session on Monday, March 12, 2000. Senior management will discuss PrimeWest's proposed acquisition of Cypress Energy Inc., announced February 16.

A successful business combination will form Canada's largest gas-weighted oil and gas royalty trust and will support an increase in PrimeWest's distribution payment to $0.22 per trust unit per month through at least January 2002. Additional information sessions and video conferences at other centers will be announced later.

To attend one of the following, please RSVP via e-mail to Debbie Harrison, at DEBBIEH@PRIMEWESTENERGY.COM, by fax at 403-234-6654, or by phone at 403-234-6608.

         INFORMATION SESSIONS

         WINNIPEG - MONDAY, MARCH 12, 2001
         AFTER-MARKET RECEPTION at the Lombard Hotel (York Room)
         Registration at 3:30 Presentation at 4:00 Reception at 4:45 - 5:30

         CALGARY - TUESDAY, MARCH 13, 2001
         AFTER-MARKET RECEPTION at the Westin Calgary (Britannia Room) Registration at 3:00 Presentation at 3:30 Reception at 4:15 - 5:00

PrimeWest is a Calgary-based oil and gas royalty trust that acquires, develops, produces and sells crude oil, natural gas, and natural gas liquids for the generation of cash distributions to unitholders. Trust units of PrimeWest trade on The Toronto Stock Exchange under the symbol "PWI.UN". Visit the PrimeWest Web site at primewestenergy.com.

Cypress Energy Inc. is a Calgary-based oil and gas exploration company, whose Class A common shares trade on The Toronto Stock Exchange under the symbol CYZ.A and whose Class B common shares trade on the Canadian Venture Exchange under the symbol CYZ.B.

This news release shall not constitute an offer to sell or the solicitation of an offer to buy any securities in any jurisdiction. The trust units of PrimeWest offered will not be and have not been registered under the United States Securities Act of 1933 and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements.

FOR IMMEDIATE RELEASE

MARCH 19, 2001
--------------------------------------------------------------------------------



     PRIMEWEST ENERGY TRUST CONFIRMS CASH DISTRIBUTION PAYABLE IN APRIL 2001

CALGARY (TSE: PWI.UN; TSE: CYZ.A; CDNX: CYZ.B) - PrimeWest Energy Trust (PrimeWest) today confirmed its regular monthly cash distribution of 10 cents per trust unit and a special distribution of 10 cents per trust unit. This monthly distribution, totaling 20 cents per trust unit, will be paid on April 13, 2001, to all unitholders of record on March 31, 2001. The ex-distribution date is March 28, 2001.

If a minimum of 662/3 percent of Cypress Energy Inc. (Cypress) shares are tendered to PrimeWest's outstanding offer by 9:00 p.m. (Calgary time) on March 28, 2001, then PrimeWest will take up and pay for the tendered shares. Where Cypress shares are exchanged for PrimeWest trust units, these trust units will be eligible for the March-declared, April-paid distribution or, in the case of exchangeable shares, eligible for a distribution-adjusted exchange ratio.

With the regular and extra distributions in April, PrimeWest will have paid a total of $2.07 per trust unit during the previous 12-month period (May 2000 through April 2001), and $6.07 per trust unit since inception in October 1996.

Contingent on a successful closing of the Cypress acquisition, PrimeWest expects to increase its distribution rate to pay a total of 22 cents per trust unit per month, beginning in May in respect of the April distribution, and continuing at this rate until at least the December 2001-declared, January 2002-paid distribution.

PrimeWest is a Calgary-based oil and gas royalty trust that acquires, develops, produces and sells crude oil, natural gas, and natural gas liquids for the generation of cash distributions to unitholders. Trust units of PrimeWest trade on The Toronto Stock Exchange under the symbol "PWI.UN".

Cypress Energy Inc. is a Calgary-based oil and gas exploration company, whose Class A common shares trade on The Toronto Stock Exchange under the symbol CYZ.A and whose Class B common shares trade on the Canadian Venture Exchange under the symbol CYZ.B.

This news release shall not constitute an offer to sell or the solicitation of an offer to buy any securities in any jurisdiction. The trust units of PrimeWest offered will not be and have not been registered under the United States Securities Act of 1933 and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements.

     Visit the PrimeWest Web site at primewestenergy.com.

FOR IMMEDIATE RELEASE

MARCH 29, 2001
--------------------------------------------------------------------------------



                  PRIMEWEST ENERGY TRUST SUCCESSFUL IN BID FOR
                              CYPRESS ENERGY INC.

CALGARY (TSE: PWI.UN; TSE: CYZ.A; CDNX: CYZ.B) - PrimeWest Energy Trust (PrimeWest) today announced that in excess of 41.3 million common shares of Cypress Energy Inc. (Cypress) -- representing approximately 97 percent of Cypress's issued and outstanding shares -- have been tendered in accordance with the terms of PrimeWest's offer to purchase dated March 6, 2001. All conditions of the offer have been satisfied.

Accordingly, PrimeWest will be instructing Computershare Trust Company of Canada, the depositary under the offer, to take up and pay using cash, PrimeWest trust units, and/or exchangeable shares of PrimeWest Oil and Gas Corp., for all Cypress common shares validly tendered in accordance with the original expiry time in the offer. Immediately following take up and payment, PrimeWest will acquire all of the remaining common shares of Cypress, pursuant to compulsory acquisition provisions of Canadian corporate law.

"This deal has already created substantial incremental value for both Cypress shareholders and existing PrimeWest unitholders," said PrimeWest Vice-chairman Kent MacIntyre. "We are impressed by the strong response from Cypress shareholders, and will begin immediately to integrate our employee teams and operations to capture cost-savings and other synergies."

PrimeWest is a conventional oil and gas royalty trust that acquires, develops, produces and sells crude oil, natural gas, and natural gas liquids for the generation of cash distributions to unitholders. Trust units of PrimeWest are traded on The Toronto Stock Exchange under the symbol "PWI.UN".

The information in this news release contains forward-looking statements with respect to PrimeWest. As these statements address future events and conditions, they involve risks and uncertainties that could cause actual results to differ materially from those contemplated by the forward-looking statements. These risks and uncertainties include: the capability of PrimeWest to successfully integrate employee teams and operations, and other risks detailed from time to time in the publicly filed disclosure documents and securities commission reports of PrimeWest.

MARCH 29, 2001                                                            PAGE 2


This news release shall not constitute an offer to sell or the solicitation of an offer to buy any securities in any jurisdiction. The trust units of PrimeWest offered will not be, and have not been, registered under the United States Securities Act of 1933, and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirement.

Visit the PrimeWest Web site at primewestenergy.com.

FOR IMMEDIATE RELEASE

MARCH 30, 2001
--------------------------------------------------------------------------------



               PRIMEWEST ENERGY TRUST ANNOUNCES ALLOCATION OF THE
                           PAYMENT FOR CYPRESS SHARES

CALGARY (TSE: PWI.UN; TSE: CYZ.A; CDNX: CYZ.B) - PrimeWest Energy Trust (PrimeWest) has announced that in excess of 41.3 million common shares of Cypress Energy Inc. (Cypress) -- representing approximately 97 percent of Cypress's issued and outstanding shares -- have been tendered in accordance with the terms of PrimeWest's offer to purchase dated March 6, 2001.

The elections for cash and the elections for exchangeable shares (directly and as the balance to the cash election) exceeded the maximum amount of cash and the maximum amount of exchangeable shares that were available under the offer. Accordingly, a shareholder of Cypress who elected to receive:

(a) cash with the balance in PrimeWest trust units will receive $1.54 in cash and 1.28985 PrimeWest trust units for each Cypress share tendered;
(b) cash with the balance in exchangeable shares will receive $1.54 in cash, 0.88006 exchangeable shares and 0.40979 PrimeWest trust units for each Cypress share tendered; and
(c)      exchangeable shares will receive 0.98933 exchangeable shares and
         0.46067 PrimeWest trust units for each Cypress share tendered.

A shareholder of Cypress who elected to receive PrimeWest trust units will receive 1.45 PrimeWest trust units for each Cypress share tendered.

PrimeWest is a conventional oil and gas royalty trust that acquires, develops, produces and sells crude oil, natural gas, and natural gas liquids for the generation of cash distributions to unitholders. Trust units of PrimeWest are traded on The Toronto Stock Exchange under the symbol "PWI.UN".

The information in this news release contains forward-looking statements with respect to PrimeWest. As these statements address future events and conditions, they involve risks and uncertainties that could cause actual results to differ materially from those contemplated by the forward-looking statements. These risks and uncertainties include: the capability of PrimeWest to successfully integrate employee teams and operations, and other risks detailed from time to time in the publicly filed disclosure documents and securities commission reports of PrimeWest.

MARCH 30, 2001                                                            PAGE 2


This news release shall not constitute an offer to sell or the solicitation of an offer to buy any securities in any jurisdiction. The trust units of PrimeWest offered will not be, and have not been, registered under the United States Securities Act of 1933, and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirement.


Visit the PrimeWest Web site at primewestenergy.com.

FOR IMMEDIATE RELEASE

APRIL 26, 2001
--------------------------------------------------------------------------------



                     PRIMEWEST ENERGY TRUST POSTS ANSWERS TO
     FREQUENTLY ASKED QUESTIONS FOLLOWING THE ACQUISITION OF CYPRESS ENERGY

CALGARY (TSE: PWI.UN) - PrimeWest Energy Trust (PrimeWest) today released answers to frequently asked questions concerning its March acquisition of Cypress Energy Inc. Specifically, a number of former Cypress shareholders have been seeking clarification about their PrimeWest Oil and Gas exchangeable shares that they received for their Cypress shares.

Following the transaction PrimeWest became Canada's largest gas-weighted royalty trust, with approximately 102 million trust units outstanding.

FREQUENTLY ASKED QUESTIONS RELATED TO PRIMEWEST OIL AND GAS EXCHANGEABLE SHARES.

1) WHY WERE THE EXCHANGEABLE SHARES OFFERED AS PART OF THE CYPRESS TRANSACTION?

The exchangeable shares were offered to provide Canadian Cypress shareholders with a tax deferral on the conversion to PrimeWest. Because PrimeWest is a trust and not a corporation, the Canadian Income Tax Act does not permit a transfer of a shareholder's adjusted cost base (ACB) between a share and a trust unit. Consequently, we offered the exchangeable share to permit this tax-deferred transfer. Shareholders who received the exchangeable shares and file the proper tax forms (see Quesiton 8 below) can defer paying capital gains tax until they elect to convert those shares into trust units.

To the extent that cash or trust units were received, capital gains tax will be applicable for the 2001 taxation year.

2) ARE THESE EXCHANGEABLE SHARES LISTED ON THE TSE?

No, as was outlined in the takeover bid circular for Cypress, they are not. Given the relatively small number that were issued and the fact that they must be exchanged by the end of two years, we have elected not to have them listed at this time.

3) MY BROKERAGE STATEMENT SHOWS THE VALUE OF MY EXCHANGEABLE SHARES AS ZERO. DOES THAT MEAN THAT THEY ARE WORTHLESS?

Your brokerage account shows these as zero value, because they are not listed on any exchange. The value of the exchangeable shares is commensurate with the

APRIL 25, 2001                                                            PAGE 2


value of PrimeWest trust units (TSE: PWI.UN) at any point in time, multiplied by a monthly exchange ratio, which is posted on the PrimeWest Web site (WWW.PRIMEWESTENERGY.COM). (see further discussion of exchange ratio under question 4).

4) DO THE EXCHANGEABLE SHARES RECEIVE THE MONTHLY DISTRIBUTION PAID TO PRIMEWEST TRUST UNITHOLDERS? AM I MISSING OUT ON THIS, AS I DO NOT SEE THE CASH COMING INTO MY ACCOUNT?

The exchangeable shares are not paid a monthly distribution in cash. Instead, the exchange ratio that calculates how many trust units you receive for each exchangeable share increases each month based on the amount of the distribution paid to the trust unit holders. This ratio adjusts on the 15th of each month (being the distribution date).

For example, on April 15, 2001, the exchange ratio increased from 1.0 to
1.02207. This was calculated by dividing the $0.20 distribution by $9.06, which was the closing unit price on April 15, 2001. Consequently, exchangeable shareholders receive the same economic value as the trust unitholders except that the distribution comes in the form of additional trust units built up over time, rather than cash.

5) CAN THE EXCHANGEABLE SHARES PARTICIPATE IN THE DISTRIBUTION REINVESTMENT PROGRAM (DRIP)?

No they cannot; however, the adjusting exchange ratio operates in exactly the same manner as the DRIP with the exception of the 5% discount.

For Canadian unitholders of PrimeWest Energy trust units, the Distribution Reinvestment Plan (DRIP) enables Canadian residents to reinvest their monthly cash distributions and automatically purchase additional trust units directly, at a 5% discount to the prevailing market value, without incurring brokerage fees or other expenses. Some brokerage houses support the PrimeWest DRIP program; others do not.

After checking with your brokerage firm, contact our Plan Agent, Computershare Trust Company of Canada, at 1-800-332-0095, for more information.

6)   I WANT TO EXCHANGE MY SHARES FOR TRUST UNITS. HOW DO I DO THAT?

If your shares are held in street form (i.e. through a brokerage account) you must contact your broker to execute an exchange. If you are the registered holder of the shares (i.e. you are in possession of the certificates), you must complete a Notice of

APRIL 25, 2001                                                            PAGE 3


Retraction and present it, along with your share certificate, to Computershare Investor Services. The transfer will be effected within five business days of receiving the notice.

To obtain a copy of this notice, please contact Computershare at 1-800-332-0095. In order to ensure that you get the benefit of the most up to date exchange ratio, you should plan to exchange your shares between the 16th and the end of any given month.

7) ARE THESE EXCHANGEABLE SHARES ELIGIBLE FOR VOTING AT THE ANNUAL MEETING OF UNITHOLDERS?

Yes they are. As a holder of exchangeable shares, you will receive a copy of the annual report of PrimeWest Energy Trust as well as the information circular and proxy form.

8) ARE THERE ANY TAX-REPORTING REQUIREMENTS WITH RESPECT TO THE EXCHANGEABLE SHARES?

Yes, there are. In order to take advantage of the tax-deferral feature of the exchangeable shares, a Canada Customs and Revenue Agency (CCRA) form called a T2057 must be completed. This form effectively transfers your ACB on the Cypress shares to the exchangeable shares. This is called the "elected amount" on the form. This form must be completed and submitted to Computershare within 90 days of the closing of the transaction (around June 30, 2001). Computershare will, in turn, send the form to PrimeWest for signing and will return it to you. The form must be included in your 2001 tax return which, if you are filing as an individual, would be no later than April 30, 2002. Forms can be obtained from Computershare at their offices in Calgary or Montreal or can be obtained directly from CCRA.

                                       ***

PrimeWest is a conventional oil and gas royalty trust that acquires, develops, produces and sells crude oil, natural gas, and natural gas liquids for the generation of cash distributions to unitholders. Trust units of PrimeWest are traded on The Toronto Stock Exchange under the symbol "PWI.UN". For more information, visit us at the PrimeWest Web site, www.primewestenergy.com.

This news release shall not constitute an offer to sell or the solicitation of an offer to buy any securities in any jurisdiction. The trust units of PrimeWest offered will not be, and have not been, registered under the United States Securities Act of 1933, and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirement.

FOR IMMEDIATE RELEASE

MAY 15, 2001
--------------------------------------------------------------------------------



                    PRIMEWEST ANNOUNCES CONDITIONAL APPROVAL
                       FOR LISTING OF EXCHANGEABLE SHARES

CALGARY (TSE: PWI.UN) - PrimeWest Energy Trust (PrimeWest) today announced that The Toronto Stock Exchange ("TSE") has conditionally approved the listing of the exchangeable shares of PrimeWest Oil and Gas Corp. (the "Corporation") subject to the Corporation fulfilling all of the requirements of the TSE on or before July 30, 2001. The exchangeable shares were issued in connection with the acquisition of Cypress Energy Inc. The decision to list the exchangeable shares was made in response to the high level of interest expressed by both the holders of those exchangeable shares and the investment community generally.

It is anticipated that trading in the exchangeable shares will commence the week of May 28, 2001 under the trading symbol PWX.

The exchange ratio for retracting the exchangeable shares and converting them into PrimeWest trust units is 1.04366 as of May 15, 2001. Exchangeable shares can be retracted by completing a Notice of Retraction and presenting it, along with your share certificate, to Computershare Investor Services. If you hold your shares in a brokerage account and wish to exchange them for PrimeWest trust units, contact your broker.

PrimeWest is a conventional oil and gas royalty trust that acquires, develops, produces and sells crude oil, natural gas, and natural gas liquids for the generation of cash distributions to unitholders. Trust units of PrimeWest trade on The Toronto Stock Exchange under the symbol "PWI.UN".

Please note that PrimeWest is moving effective May 28th, 2001. Our new address will be:

                        Suite 4700, 150 - 6th Avenue S.W.
                            Calgary, Alberta T2P 3Y7
                              Phone: (403) 234-6600
                               Fax: (403) 266-2825

Visit the PrimeWest Web site at primewestenergy.com

FOR IMMEDIATE RELEASE

JUNE 1, 2001
--------------------------------------------------------------------------------



         PRIMEWEST ANNOUNCES THE APPOINTMENT OF DON GARNER AS PRESIDENT
                           AND CHIEF OPERATING OFFICER

CALGARY (TSE: PWI.UN) - PrimeWest Energy Trust (PrimeWest) today announced the appointment of Mr. Don Garner as President and Chief Operating Officer of PrimeWest Energy Inc.

Mr. Garner was previously President and Chief Operating Officer of Northstar Energy Corporation from 1998 to February 2001, where he was responsible for all operating aspects of a 55,000 barrel oil equivalent (BOE) per day operation including the oversight of operating, capital development and acquisition expenditures exceeding $300 million annually.

Prior to this, Mr. Garner spent 19 years with Imperial Oil Limited in various capacities, most recently as the executive responsible for the Oil Sands Business Unit and as a member of Imperial's Executive Leadership Board. In such capacity, Mr. Garner was accountable for Imperial's multi-billion dollar Oilsands development expenditures on projects exceeding 170,000 barrels per day. In this capacity he also acted as a director of Syncrude Canada Limited. Prior positions included a variety of management and technical responsibilities within Imperial's conventional oil and gas business, as well as corporate planning roles.

Said Mr. Kent MacIntyre, Chief Executive Officer and Vice Chairman of PrimeWest, "Mr. Garner brings a wealth of oil and gas experience, both financial and technical, to PrimeWest and we are pleased to have him join the PrimeWest team. His expertise will be invaluable as we continue to integrate the Cypress assets, capitalize on the value in the drilling and production optimization opportunities, and grow PrimeWest through further accretive acquisitions."

An engineering graduate of the University of Saskatchewan, Mr. Garner has undertaken postgraduate studies through the Wharton Business School, The American Graduate School of International Management and University of Calgary.

PrimeWest is a conventional oil and gas royalty trust that acquires, develops, produces and sells crude oil, natural gas, and natural gas liquids for the generation of cash distributions to unitholders. Trust units of PrimeWest trade on The Toronto Stock Exchange ("TSE") under the symbol "PWI.UN". Exchangeable shares of PrimeWest Oil & Gas Corp. are expected to be listed on the TSE by the first week of June, 2001 under the symbol "PWX".

JUNE 1, 2001                                                              PAGE 2


Please note that PrimeWest has moved as of May 28th, 2001. Our new address is:

                         Suite 4700, 150-6th Avenue S.W.
                            Calgary, Alberta T2P 3Y7
                              Phone: (403) 234-6600
                               Fax: (403) 266-2825

Visit the PrimeWest Web site at primewestenergy.com

FOR IMMDEIATE RELEASE

JUNE 13, 2001
--------------------------------------------------------------------------------



                 PRIMEWEST ANNOUNCES COMMENCEMENT OF TRADING OF
               EXCHANGEABLE SHARES OF PRIMEWEST OIL AND GAS CORP.

CALGARY (TSE: PWI.UN) - PrimeWest Energy Trust (PrimeWest) today announced that it has received final listing approval from The Toronto Stock Exchange for the exchangeable shares of PrimeWest Oil and Gas Corp., a subsidiary of PrimeWest.

The exchangeable shares were issued in connection with the acquisition of Cypress Energy Inc. and will commence trading on The Toronto Stock Exchange on Thursday, June 14, 2001 under the symbol "PWX". Current holders are not required to take any further action with respect to the certificates representing their exchangeable shares. New certificates will be issued upon transfer of exchangeable shares to a new holder.

One exchangeable share is currently exchangeable into 1.04366 trust units of PrimeWest Energy Trust. This exchange ratio is adjusted on the 15th of each month (the distribution date) based on the distribution paid for the prior month divided by the closing unit price on the distribution date. The exchange ratio is published monthly on the PrimeWest website at WWW.PRIMEWESTENERGY.COM.

PrimeWest is a conventional oil and gas royalty trust that acquires, develops, produces and sells crude oil, natural gas and natural gas liquids for the generation of cash distributions to unitholders. Trust units of PrimeWest trade on The Toronto Stock Exchange under the symbol "PWI.UN".

For further information contact:

Susan M. Duncan              or       Debbie J. Harrison
Vice President, Finance               Coordinator, IR & Communications

Visit the PrimeWest Web site at primewestenergy.com

FOR IMMEDIATE RELEASE

JUNE 18, 2001
--------------------------------------------------------------------------------



                PRIMEWEST ENERGY TRUST CONFIRMS CASH DISTRIBUTION
                              PAYABLE IN JULY 2001

CALGARY (TSE: PWI.UN) - PrimeWest Energy Trust (PrimeWest) today confirmed its regular monthly cash distribution of 10 cents per trust unit and a special distribution of 12 cents per trust unit. This monthly distribution, totaling 22 cents per trust unit, will be paid on July 15, 2001, to all unitholders of record on June 30, 2001. The ex-distribution date is June 28, 2001.

With the regular and extra distributions in July, PrimeWest will have paid a total of $2.34 per trust unit during the previous 12-month period (June 2000 through July 2001), and $6.73 per trust unit since inception in October 1996.

The company continues to expect to pay a total of 22 cents per trust unit per month at least until the December 2001-declared distribution payment in January 2002.

PrimeWest also announced today the new exchange ratio for the PrimeWest Oil & Gas Corp. exchangeable shares. Effective June 15, 2001, the revised exchange ratio is 1.06653 trust units for each exchangeable share.

PrimeWest is a Calgary-based conventional oil and gas royalty trust that acquires, develops, produces and sells crude oil, natural gas, and natural gas liquids for the generation of monthly cash distributions to unitholders. Trust units of PrimeWest are traded on The Toronto Stock Exchange under the symbol "PWI.UN". Exchangeable shares of PrimeWest Oil & Gas Corp. are now listed on the TSE under the symbol "PWX".

Learn more about us at the PrimeWest Web site (primewestenergy.com).

FOR IMMEDIATE RELEASE

JUNE 22, 2001
--------------------------------------------------------------------------------



              PRIMEWEST ENERGY TRUST CLOSES $94.9-MILLION FINANCING

CALGARY (TSE: PWI.UN) - PrimeWest Energy Trust (PrimeWest) today announced the closing of the previously announced equity offering of 9.89 million new trust units, at $9.60 per trust unit, for total gross proceeds of $94.9 million. Proceeds reflect the full exercise by the underwriters of their option to purchase an additional 1,290,000 trust units.

The underwriting syndicate was led by Scotia Capital Inc. and TD Securities Inc., and included BMO Nesbitt Burns Inc., Merrill Lynch Canada Inc., RBC Dominion Securities Inc., and Yorkton Securities Inc.

Net proceeds from the issue will be used initially to repay outstanding indebtedness and thereafter to fund future acquisitions and capital expenditures and for general corporate purposes.

Please note a correction to our news release of June 18, 2001 -- our ex-distribution date will be June 27, 2001 not June 28, 2001 as was previously announced.

PrimeWest is a conventional oil and gas royalty trust that acquires, develops, produces and sells crude oil, natural gas, and natural gas liquids for the generation of cash distributions to unitholders. Trust units of PrimeWest are traded on The Toronto Stock Exchange under the symbol "PWI.UN". Exchangeable shares of PrimeWest Oil & Gas Corp. are now listed on the TSE under the symbol "PWX".

For further information visit our Web site at primewestenergy.com or contact Investor Relations and Communications toll-free in Canada at 1-877-968-7878 or at (403) 234-6600.

FOR IMMEDIATE RELEASE

JULY 17, 2001
--------------------------------------------------------------------------------



                PRIMEWEST ENERGY TRUST CONFIRMS CASH DISTRIBUTION
                             PAYABLE IN AUGUST 2001

CALGARY (TSE: PWI.UN) - PrimeWest Energy Trust (PrimeWest) today confirmed its regular monthly cash distribution of 10 cents per trust unit and a special distribution of 12 cents per trust unit. This monthly distribution, totaling 22 cents per trust unit, will be paid on August 15, 2001, to all unitholders of record on July 31, 2001. The ex-distribution date is July 27, 2001.

With the regular and extra distributions in August, PrimeWest will have paid a total of $2.40 per trust unit during the previous 12-month period (July 2000 through August 2001), and $6.95 per trust unit since inception in October 1996.

The company continues to expect to pay a total of 22 cents per trust unit per month at least until the December 2001-declared distribution payment in January 2002.

PrimeWest also announced today the new exchange ratio for the PrimeWest Oil & Gas Corp. exchangeable shares. Effective July 15, 2001, the revised exchange ratio is 1.09599 trust units for each exchangeable share.

PrimeWest is a Calgary-based conventional oil and gas royalty trust that acquires, develops, produces and sells crude oil, natural gas, and natural gas liquids for the generation of monthly cash distributions to unitholders. Trust units of PrimeWest are traded on The Toronto Stock Exchange under the symbol "PWI.UN". Exchangeable shares of PrimeWest Oil & Gas Corp. are now listed on the TSE under the symbol "PWX".

Learn more about us at the PrimeWest Web site (primewestenergy.com).

FOR IMMEDIATE RELEASE
--------------------------------------------------------------------------------
August 16, 2001


                PRIMEWEST ENERGY TRUST CONFIRMS CASH DISTRIBUTION
                            PAYABLE IN SEPTEMBER 2001


CALGARY (TSE: PWI.UN) - PrimeWest Energy Trust (PrimeWest) today confirmed its regular monthly cash distribution of 10 cents per trust unit and a special distribution of 12 cents per trust unit. This monthly distribution, totaling 22 cents per trust unit, will be paid on September 14, 2001, to all unitholders of record on August 31, 2001. The ex-distribution date is August 29, 2001.

With the regular and extra distributions in September, PrimeWest will have paid a total of $2.46 per trust unit during the previous 12-month period (August 2000 through September 2001), and $7.17 per trust unit since inception in October 1996.

PrimeWest also announced today the new exchange ratio for the PrimeWest Oil & Gas Corp. exchangeable shares. Effective August 15, 2001, the revised exchange ratio is 1.12463 trust units for each exchangeable share.

PrimeWest is a Calgary-based conventional oil and gas royalty trust that acquires, develops, produces and sells crude oil, natural gas, and natural gas liquids for the generation of monthly cash distributions to unitholders. Trust units of PrimeWest are traded on The Toronto Stock Exchange under the symbol "PWI.UN". Exchangeable shares of PrimeWest Oil & Gas Corp. are now listed on the TSE under the symbol "PWX".

Learn more about us at the PrimeWest Web site (primewestenergy.com).


[LOGO]
PRIMEWEST ENERGY TRUST

FOR IMMEDIATE RELEASE
--------------------------------------------------------------------------------
September 19, 2001


                             PRIMEWEST ENERGY TRUST
              ANNOUNCES CASH DISTRIBUTION OF $0.17 PER TRUST UNIT,
                    REPRESENTING A 29% CASH-ON-CASH YIELD AND
                 UPDATES OPERATING AND RECENT HEDGING ACTIVITIES


CALGARY (TSE: PWI.UN) - PrimeWest Energy Trust (PrimeWest) today confirmed its regular monthly cash distribution of 10 cents per trust unit and a revised special distribution of 7 cents per trust unit; a reduction from 12 cents. The revised monthly distribution, totaling 17 cents per trust unit, represents a 29% (annualized) cash-on-cash yield at PrimeWest's current unit price, and will be paid on October 15, 2001, to all unitholders of record on September 30, 2001. The ex-distribution date is September 26, 2001. The reduction in monthly distributions from 22 cents paid in each of the past five months is consistent with the cautionary guidance provided in PrimeWest's second quarter release. The erosion of natural gas prices from second quarter levels has necessitated a more prudent distribution policy.

Daily Alberta (AECO) natural gas prices have declined sharply from the first and second quarter 2001 averages of $8.90 and $6.02 per mcf respectively to the current range of $2.50 to $3.00 per mcf - primarily on continuing gas storage inventory builds as a result of slowing economic activity in the U.S. Despite employing the most comprehensive natural gas price hedging program in the royalty trust sector (having a mark to market valuation of $60.3 million or $0.53 per trust unit as at September 7, 2001, providing for August settlements), PrimeWest has nonetheless been affected by this price movement.

The reduction of the monthly distribution rate from $0.22 to $0.17 per trust unit provides for a distribution rate that is more closely aligned to anticipated operating and financial results for the balance of the year given current commodity prices and hedging positions. Adopting a more prudent posture during a period of uncertain market and economic conditions will assist PrimeWest in maintaining its strong balance sheet position and provides the financial flexibility to opportunistically pursue further valued-added development and acquisition activities.

With the regular and extra distributions in October, PrimeWest will have paid a total of $2.47 per trust unit during the previous 12-month period (September 2000 through October 2001), and $7.34 per trust unit since inception in October 1996.

SEPTEMBER 19, 2001                                                        Page 2


PrimeWest also announced today the new exchange ratio for the PrimeWest Oil & Gas Corp. exchangeable shares. Effective September 14, 2001, the revised exchange ratio is 1.15904 trust units for each exchangeable share.

Given commodity market volatility experienced over the past several months, PrimeWest has exercised various pre-existing options and has recently entered into a number of additional commodity risk management contracts to provide for greater commodity price certainty and downside protection over the next 24 months. Specifically, PrimeWest has:
  o exercised its right, under pre-existing swaption agreements, to fix the price of 47.4 Mmcf per day natural gas sales at $7.12 per mcf for the period November 1, 2001 to March 31, 2002, and $5.28 per mcf thereafter until October 31, 2002;
  o swapped (fixed priced) an additional 7.1 Mmcf per day natural gas sales at $4.20 per mcf for the period October 1, 2001 to October 31, 2003; and
  o swapped (fixed priced) an additional 2,000 barrels per day of crude oil sales on a quarterly basis, at prices averaging WTI $US 25.82 per barrel for the period January 1, 2002 to December 31, 2002.

The following tables of blended prices show the expected aggregate effect of PrimeWest's hedging transactions for the next four quarters.

CRUDE OIL (AS AT SEPTEMBER 18, 2001)
(AS AN APPROXIMATE PERCENTAGE OF
TOTAL ANTICIPATED CRUDE OIL           QUARTER ENDING      QUARTER ENDING     QUARTER ENDING     QUARTER ENDING
PRODUCTION AFTER ROYALTIES)            SEP. 30, 2001      DEC. 31, 2001       MAR. 31, 2002     JUN. 30, 2002
.......................................................  ..................  ...................................

Volumes hedged, fixed price (2)            77%                 74%                52%                54%
Volumes hedged, insured (2)                23%                 0%                  0%                0%

(U.S. DOLLARS PER BARREL)               PRIMEWEST           PRIMEWEST          PRIMEWEST          PRIMEWEST
                          IF WTI IS:   RECEIVES(1)          RECEIVES            RECEIVES          RECEIVES
.......................................................  ..................  ...................................
                               30.00      28.17               28.12               27.92             27.61
                               28.00      27.62               27.60               26.96             26.68
                               26.00      26.98               27.08               26.00             25.95
                               24.00      26.50               25.56               25.04             24.82
                               22.00      26.20               26.04               24.07             23.89
                               20.00      25.90               25.53               23.11             22.96

(1) The blended prices PrimeWest would expect to receive. These prices are a weighted average blend of prices received on hedged volumes and prevailing market prices received for unhedged sales.

(2)  Fixed price (swap) is for a specified term. Insured volumes are puts.

SEPTEMBER 19, 2001                                                        Page 3


Approximately 30% of 2001 gas volumes are marketed through aggregators. The remaining 70% are marketed directly by PrimeWest in the Alberta short- and long-term markets. Volumes sold through aggregators receive prices that are derived from a number of markets across North America. The following table refers only to the production that PrimeWest sells directly.

NATURAL GAS (AS AT SEPTEMBER 18, 2001)
(AS AN APPROXIMATE PERCENTAGE OF      QUARTER ENDING     QUARTER ENDING      QUARTER ENDING     QUARTER ENDING
DIRECT MARKETED VOLUMES BEFORE         SEP. 30, 2001      DEC. 31, 2001       MAR. 31, 2002     JUN. 30, 2002
ROYALTIES)
....................................................... ...................  .................  ................

Volumes hedged, fixed price (2)             75%                84%                 66%               66%
Volumes hedged, insured                     14%                1%                  0%                 0%

(CANADIAN DOLLARS PER MCF)              PRIMEWEST          PRIMEWEST           PRIMEWEST          PRIMEWEST
                         IF AECO IS:   RECEIVES(1)        RECEIVES(1)         RECEIVES(1)        RECEIVES(1)
....................................................... ...................  .................  ................
                                7.00        6.70              6.56                 6.65               5.67
                                6.00        6.37              6.34                 6.31               5.32
                                5.00        6.09              6.00                 5.97               4.98
                                4.00        5.96              5.84                 5.63               4.64
                                3.00        5.84              5.70                 5.29               4.30
                                2.00        5.72              5.55                 4.94               3.95

(1) The blended prices PrimeWest would expect to receive on gas it markets directly. These prices are a weighted average blend of prices received on hedged volumes and prevailing market prices received for unhedged sales.
(2) Fixed price (swap) is for a specified price and term. Insured volumes are puts.

PrimeWest further announces an update to operating activities in the Dawson area. A facilities project at Dawson, to tie-in approximately 1,000 BOE per day of shut-in production is proceeding with half of the production volumes now on-stream and the balance is expected to commence production by early October. Furthermore, a 25 well drilling program, which was delayed due to wet weather this summer, has now commenced. To date, six wells have been drilled resulting in five cased Slave Point and/or Beaverhill Lake potential oilwells. Completion and equipping operations are now underway. A shallow gas development drilling program, utilizing two additional drilling rigs, is expected to commence mid-October and will continue through to the end of the year.

PrimeWest is also on track with its previously announced asset rationalization program which provides for the disposition of minor non-core assets. As part of this program, a number of small properties will be divested in the third quarter for proceeds of $23 million; further dispositions in the order of $50 million are planned to occur over the next several months. Combined with other initiatives, such as the more conservative distribution payout ratio now being adopted, this is anticipated to reduce PrimeWest's year-end debt to the $250 million range. PrimeWest's existing credit facility allows borrowing up to $350 million.

SEPTEMBER 19, 2001                                                        Page 4


PrimeWest is a Calgary-based conventional oil and gas royalty trust that acquires, develops, produces and sells crude oil, natural gas, and natural gas liquids for the generation of monthly cash distributions to unitholders. Trust units of PrimeWest are traded on The Toronto Stock Exchange under the symbol "PWI.UN". Exchangeable shares of PrimeWest Oil & Gas Corp. are now listed on the TSE under the symbol "PWX".

The information in this news release contains forward-looking statements with respect to PrimeWest. Because forward-looking statements address future events and conditions, they involve risks and uncertainties that could cause actual results to differ materially from those contemplated by the forward-looking statements. These risks and uncertainties include: commodity price levels and differentials, production levels, new information about the recoverability of reserves; operating and other costs; interest rates and currency-exchange rates; changes in environmental and other legislation and regulations; and other risks detailed from time to time in the publicly filed disclosure documents and securities commission reports of PrimeWest.

Visit the PrimeWest Web site at primewestenergy.com


[LOGO]
PRIMEWEST ENERGY TRUST

FOR IMMEDIATE RELEASE
--------------------------------------------------------------------------------
October 4, 2001


            PRIMEWEST ANNOUNCES THE APPOINTMENT OF DENNIS FEUCHUK AS
               VICE-PRESIDENT, FINANCE AND CHIEF FINANCIAL OFFICER


CALGARY (TSE: PWI.UN) - PrimeWest Energy Trust (PrimeWest) today announced the appointment of Mr. Dennis Feuchuk as Vice President, Finance and Chief Financial Officer of PrimeWest Energy Inc.

Mr. Feuchuk spent 26 years with Gulf Canada Resources Limited in various financial and accounting capacities, most recently as the Vice President and Controller for Gulf Canada Resources and Vice President and Treasurer for Athabasca Oil Sands Trust. In these capacities, he was responsible for all aspects of accounting and financial reporting. In Mr. Feuchuk's most recent positions, he took a leadership role in several acquisition transactions, and debt and equity offerings.

Prior positions included a variety of management accounting responsibilities within Gulf's conventional oil and gas business, as well as a leadership role in the corporate transformation and production business service teams.

Said Mr. Don Garner, President and Chief Operating Officer of PrimeWest, "Mr. Feuchuk brings a wealth of oil and gas and royalty trust experience to PrimeWest and we are pleased to have him join the PrimeWest team. His expertise will be invaluable as we continue to grow PrimeWest through further accretive acquisitions."

A C.M.A. and business management graduate, Mr. Feuchuk has also undertaken postgraduate studies through Western University.

Mr. Feuchuk replaces Ms. Susan Duncan who will be leaving PrimeWest following a transition period. At this time, we would like to acknowledge and thank Susan Duncan for five years of valuable service to the organization from its inception.

PrimeWest is a conventional oil and gas royalty trust that acquires, develops, produces and sells crude oil, natural gas, and natural gas liquids for the generation of cash distributions to unitholders. Trust units of PrimeWest trade on The Toronto Stock Exchange ("TSE") under the symbol "PWI.UN". Exchangeable shares of PrimeWest Oil & Gas Corp. are now listed on the TSE under the symbol "PWX".

Visit the PrimeWest Web site at primewestenergy.com


[LOGO]
PRIMEWEST ENERGY TRUST

FOR IMMEDIATE RELEASE
--------------------------------------------------------------------------------
October 18, 2001


                PRIMEWEST ENERGY TRUST CONFIRMS CASH DISTRIBUTION
                            PAYABLE IN NOVEMBER 2001


CALGARY (TSE: PWI.UN) - PrimeWest Energy Trust (PrimeWest) today confirmed its regular monthly cash distribution of 10 cents per trust unit and a special distribution of 7 cents per trust unit. This monthly distribution, totaling 17 cents per trust unit, will be paid on November 15, 2001, to all unitholders of record on October 31, 2001. The ex-distribution date is October 29, 2001.

With the regular and extra distributions in November, PrimeWest will have paid a total of $2.44 per trust unit during the previous 12-month period (October 2000 through September 2001), and $7.51 per trust unit since inception in October 1996.

PrimeWest also announced today the new exchange ratio for the PrimeWest Oil & Gas Corp. exchangeable shares. Effective November 15, 2001, the revised exchange ratio is 1.18648 trust units for each exchangeable share.

PrimeWest is a Calgary-based conventional oil and gas royalty trust that acquires, develops, produces and sells crude oil, natural gas, and natural gas liquids for the generation of monthly cash distributions to unitholders. Trust units of PrimeWest are traded on The Toronto Stock Exchange under the symbol "PWI.UN". Exchangeable shares of PrimeWest Oil & Gas Corp. are now listed on the TSE under the symbol "PWX".

Learn more about us at the PrimeWest Web site (primewestenergy.com).


[LOGO]
PRIMEWEST ENERGY TRUST

FOR IMMEDIATE RELEASE
--------------------------------------------------------------------------------
October 30, 2001


     PRIMEWEST ENERGY TRUST ANNOUNCES $70.3 MILLION OFFERING OF TRUST UNITS


CALGARY (TSE: PWI.UN) - PrimeWest Energy Trust ("PrimeWest") announces that it has entered into an agreement to sell, to a syndicate of underwriters led by Scotia Capital Inc. and CIBC World Markets Inc. and including BMO Nesbitt Burns Inc., Merrill Lynch Canada Inc., RBC Dominion Securities Inc., TD Securities Inc., Canaccord Capital Corporation, Dundee Securities Corporation and Yorkton Securities Inc., 9,900,000 Trust Units at $7.10 per trust unit to raise gross proceeds of $70.3 million on a bought-deal basis. PrimeWest has granted the underwriters an option, exercisable in whole or in part prior to closing, to purchase an additional 2,800,000 Trust Units at the offering price. In addition, PrimeWest has granted the underwriters an over-allotment option to acquire up to an additional 1,905,000 Trust Units at the same offering price, for up to 30 days after closing to cover over-allotments, if any. If both the underwriters' option and over-allotment option are exercised in full the total gross proceeds raised will be $103.7 million. The issue will be offered in all provinces of Canada and to Qualified Institutional Buyers in the United States pursuant to the registration exemptions provided by Rule 144A of the Securities Act of 1933 and internationally as permitted. Closing is expected to occur on or about November 15, 2001.

The net proceeds of the Issue will be used to repay outstanding indebtedness, to fund future acquisitions, capital expenditures and general corporate purposes.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy the securities in any jurisdiction.

PrimeWest is a conventional oil and gas royalty trust that acquires, develops, produces and sells crude oil, natural gas, and natural gas liquids for the generation of cash distributions to unitholders. Trust Units of PrimeWest trade on The Toronto Stock Exchange ("TSE") under the symbol "PWI.UN". PrimeWest is managed by PrimeWest Management Inc., a Calgary-based company.

NOT FOR DISTRIBUTION TO U.S. NEWSWIRE SERVICES OR FOR DISSEMINATION IN THE UNITED STATES.

For further information contact:
Don Garner              or                  Dennis Feuchuk
President & COO                             Vice-president, Finance & CFO

Visit the PrimeWest Web site at primewestenergy.com


[LOGO]
PRIMEWEST ENERGY TRUST

FOR IMMEDIATE RELEASE
--------------------------------------------------------------------------------
October 30, 2001


          PRIMEWEST ENERGY TRUST ANNOUNCES SPECIAL UNITHOLDERS MEETING
                              ON DECEMBER 12, 2001


CALGARY (TSE: PWI.UN) - PrimeWest announces it will hold a Special Unitholders Meeting on December 12, 2001 at 3:00 p.m. (MST) in Salon C of the Delta Bow Valley Hotel in Calgary, Alberta. Following the special meeting for unitholders, a special meeting for exchangeable shareholders of PrimeWest Resources Ltd. and PrimeWest Oil & Gas Corp. will be held.

A live audio Web cast of this meeting will be available on December 12, 2001 at 3:00 p.m. (MST) via PrimeWest's Web site, WWW.PRIMEWESTENERGY.COM.

The purpose of the special meeting is for unitholders to approve the amalgamation and reorganization of the organizational structure. Through numerous transactions, the organizational structure of the PrimeWest Group has become complex and cumbersome and the rational for creating separate entities for various transactions is no longer necessary. Simplifying the organizational structure will result in substantial efficiency and cost savings. The timing of the reorganization to coincide with the Trust's year-end will maximize those savings.

Other than the resultant G&A savings, this reorganization will not affect the operations and distributions of the Trust, nor will it alter the rights of the Trust's unitholders or exchangeable shareholders of PrimeWest Resources Ltd. and PrimeWest Oil & Gas Corp.

PrimeWest is a conventional oil and gas royalty trust that acquires, develops, produces and sells crude oil, natural gas, and natural gas liquids for the generation of cash distributions to unitholders. Trust Units of PrimeWest trade on The Toronto Stock Exchange ("TSE") under the symbol "PWI.UN". Exchangeable shares of PrimeWest Oil & Gas Corp. are now listed on the TSE under the symbol "PWX". PrimeWest is managed by PrimeWest Management Inc., a Calgary-based company.

For further information on PrimeWest, please visit our Web site at www.primewestenergy.com.


[LOGO]
PRIMEWEST ENERGY TRUST

FOR IMMEDIATE RELEASE
--------------------------------------------------------------------------------
November 15, 2001


                   PRIMEWEST ENERGY TRUST CLOSES $70.3 MILLION
                             OFFERING OF TRUST UNITS


CALGARY (TSE: PWI.UN; PWX) - PrimeWest Energy Trust (PrimeWest) today announced the closing of the previously announced equity offering of 9.9 million new trust units, at $7.10 per trust unit, for a total gross proceeds of $70.3 million.

The underwriting syndicate was underwriters led by Scotia Capital Inc. and CIBC World Markets Inc. and included BMO Nesbitt Burns Inc., Merrill Lynch Canada Inc., RBC Dominion Securities Inc., TD Securities Inc., Canaccord Capital Corporation, Dundee Securities Corporation and Yorkton Securities Inc.

Net proceeds from the issue will be used initially to repay outstanding indebtedness and thereafter to fund future acquisitions and capital expenditures and for general corporate purposes.

This news release shall not constitute an offer to sell or the solicitation of an offer to buy the securities in any jurisdiction.

PrimeWest is a Calgary-based conventional oil and gas royalty trust that acquires, develops, produces and sells crude oil, natural gas, and natural gas liquids for the generation of monthly cash distributions to unitholders. Trust units of PrimeWest are traded on The Toronto Stock Exchange under the symbol "PWI.UN". Exchangeable shares of PrimeWest Oil & Gas Corp. are now listed on the TSE under the symbol "PWX".

NOT FOR DISTRIBUTION TO U.S. NEWSWIRE SERVICES OR FOR DISSEMINATION IN THE UNITED STATES.

For further information contact:

Don Garner              or            Dennis Feuchuk
President & COO                       Vice-president,  Finance & CFO

Visit the PrimeWest Web site at primewestenergy.com


[LOGO]
PRIMEWEST ENERGY TRUST

FOR IMMEDIATE RELEASE
--------------------------------------------------------------------------------
November 19, 2001


                PRIMEWEST ENERGY TRUST CONFIRMS CASH DISTRIBUTION
                              PAYABLE DECEMBER 2001


CALGARY (TSE: PWI.UN; PWX) - PrimeWest Energy Trust (PrimeWest) today confirmed its regular monthly cash distribution of 10 cents per trust unit and a special distribution of 7 cents per trust unit. This monthly distribution, totaling 17 cents per trust unit, will be paid on December 14, 2001, to all unitholders of record on November 30, 2001. The ex-distribution date is November 28, 2001.

With the regular and extra distributions in December, PrimeWest will have paid a total of $2.41 per trust unit during the previous 12-month period (January 2001 through December 2001), and $7.68 per trust unit since inception in October 1996.

PrimeWest also announced today the new exchange ratio for the PrimeWest Oil & Gas Corp. exchangeable shares. Effective December 14, 2001, the revised exchange ratio is 1.21785 trust units for each exchangeable share.

PrimeWest is a Calgary-based conventional oil and gas royalty trust that acquires, develops, produces and sells crude oil, natural gas, and natural gas liquids for the generation of monthly cash distributions to unitholders. Trust units of PrimeWest are traded on The Toronto Stock Exchange under the symbol "PWI.UN". Exchangeable shares of PrimeWest Oil & Gas Corp. are now listed on the TSE under the symbol "PWX".

Learn more about us at the PrimeWest Web site (primewestenergy.com).


[LOGO]
PRIMEWEST ENERGY TRUST

FOR IMMEDIATE RELEASE
--------------------------------------------------------------------------------
November 30, 2001


                 PRIMEWEST ENERGY TRUST UPDATES HEDGING PROGRAM
                               AND ENRON EXPOSURE


CALGARY (TSE: PWI.UN; PWX) - PrimeWest Energy Trust (PrimeWest) today released an update to its hedging program and the impact of the Enron situation on PrimeWest.

As of close of business on November 29, 2001, the mark-to-market value of all commodity risk management instruments held by PrimeWest (including fourth quarter 2001 settlements) is $81.9 million ($0.63 per trust unit), up from $71.7 million ($0.56 per trust unit) as of November 19, 2001 as reported in the third quarter 2001 report. The increase in the mark-to-market value is primarily due to continued erosion of gas prices since November 19.

Of this mark-to-market value, approximately $3.9 million, or 4.8% of the total value, relates to two physical and one financial risk management contracts in which Enron Canada Corp. is the counterparty. In total, these contracts represent 8.8 Bcf of future gas production where the future price to be received has been fixed (with 2.0 Bcf for the period April 2002 to October 2002 at $5.28 per Mcf and the remaining 6.8 Bcf from October 2001 and January 2002 to October 2003 at $4.14 per Mcf).

Notice has been given to Enron Canada Corp. to terminate both physical contracts as is PrimeWest's right under such contracts and these volumes, totaling 6.8 Bcf, are currently being re-hedged to mitigate any further loss exposure.

The remaining 2.0 Bcf contract is a financial hedge with Enron Canada Corp. PrimeWest is currently exploring its legal rights under the contract and is closely monitoring the situation with Enron Corp. and Enron Canada Corp. to determine any further action to be taken.

The remaining hedging positions are well diversified between eight other counterparties, each of which represents an investment grade credit. In some cases, these counterparties have provided certain guarantees or letters of credit as security for their position. While such counterparties may have exposure to the Enron situation themselves, PrimeWest is not aware of any situations that would cause ramifications for PrimeWest.

November 30, 2001                                                         Page 2


PrimeWest is a Calgary-based conventional oil and gas royalty trust that acquires, develops, produces and sells crude oil, natural gas, and natural gas liquids for the generation of monthly cash distributions to unitholders. Trust units of PrimeWest are traded on The Toronto Stock Exchange under the symbol "PWI.UN". Exchangeable shares of PrimeWest Oil & Gas Corp. are now listed on the TSE under the symbol "PWX".

Learn more about us at the PrimeWest Web site (primewestenergy.com).

This news release contains forward-looking information with respect to PrimeWest. Because forward-looking statements address future events and conditions, they involve risks and uncertainties that could cause actual results to differ materially from those contemplated by the forward-looking information.


[LOGO]
PRIMEWEST ENERGY TRUST

FOR IMMEDIATE RELEASE
--------------------------------------------------------------------------------
December 4, 2001


           PRIMEWEST ENERGY TRUST STRENGTHENS INVESTOR COMMUNICATIONS


CALGARY (TSE: PWI.UN; PWX) - PrimeWest Energy Trust (PrimeWest) today announced the appointments of Mr. Bill Rowe as Vice-president, Planning and Investor Relations and Mr. George Kesteven as Manager, Investor Relations.

Prior to joining PrimeWest, Mr. Rowe was Vice President, Investor Relations for NOVA Chemicals Corporation. In his 14 year career at NOVA, Mr. Rowe's responsibilities included financial planning, as well as senior responsibilities for acquisitions and divestitures including NOVA's energy and energy services asset portfolio.

Mr. Rowe is a past-chairperson of the Canadian Investor Relations Institute
(CIRI) and received CIRI's Award of Excellence in 2000. Mr. Rowe also served on the Board of Directors of the Washington, D.C. based National Investor Relations Institute (NIRI).

Mr. Kesteven was previously Vice President, Finance at TransCanada Turbines and has held senior corporate finance roles at TransCanada PipeLines and Petro-Canada. He holds an MBA from the University of Calgary and is a Chartered Financial Analyst.

Said Mr. Don Garner, President and Chief Operating Officer of PrimeWest, "Mr. Rowe and Mr. Kesteven bring a wealth of financial communications experience to PrimeWest and we are pleased to have them join the PrimeWest team. Their expertise will be invaluable as we continue to grow PrimeWest in the context of volatile energy markets."

PrimeWest is a Calgary-based conventional oil and gas royalty trust that acquires, develops, produces and sells crude oil, natural gas, and natural gas liquids for the generation of monthly cash distributions to unitholders. Trust units of PrimeWest are traded on The Toronto Stock Exchange under the symbol "PWI.UN". Exchangeable shares of PrimeWest Oil & Gas Corp. are now listed on the TSE under the symbol "PWX".

Learn more about us at the PrimeWest Web site (primewestenergy.com).


[LOGO]
PRIMEWEST ENERGY TRUST

FOR IMMEDIATE RELEASE
--------------------------------------------------------------------------------
December 17, 2001


       PRIMEWEST ENERGY TRUST REDUCES DISTRIBUTION RATE; UPDATES OUTLOOK


CALGARY (TSE: PWI.UN; PWX) - PrimeWest Energy Trust (PrimeWest) today announced a cash distribution of 10 cents per trust unit for December 2001. The distribution will be paid on January 15, 2002, to all unitholders of record on December 31, 2001. The ex-distribution date is December 27, 2001. This level of distribution represents a 19% cash-on-cash yield based on today's closing price of $6.47.

The reduced distribution level reflects expected near-term cashflows, the disposition in the second half of 2001 of properties producing approximately 3,000 barrels of oil equivalent per day, weakening commodity prices on the unhedged portion of production, and production declines as discussed in the third quarter report. The initial phase of 2002 capital spending will be $40 million, with incremental capital additions later in the year contingent upon the business environment and acquisition opportunities. Average production during the first half of 2002 is anticipated to be in the range of 29,000 to 30,000 barrels of oil equivalent per day.

Including the regular 10 cent per unit distribution payable in January, PrimeWest will have paid a total of $2.31 per trust unit during the previous 12-month period (February 2001 through January 2002), and $7.78 per trust unit since inception in October 1996.

PrimeWest expects to maintain the 10-cent distribution level through the first quarter of 2002. Hedging programs have mitigated the impact of steep commodity price declines. The mark-to-market value of these hedge instruments as at December 12, 2001 (being the value which would be realized by PrimeWest should these contracts be closed out) is $77.5 million, or $0.60 per trust unit (includes fourth quarter estimated settlements).

PrimeWest is a Calgary - based conventional oil and gas royalty trust that actively acquires, develops, produces, and sells crude oil, natural gas, and natural gas liquids for the generation of monthly cash distributions to unitholders. Trust units of PrimeWest are traded on the Toronto Stock Exchange under the symbol "PWI.UN". Exchangeable shares of PrimeWest Oil & Gas Corp. are now listed on the TSE under the symbol "PWX".

Learn more about us at the PrimeWest Web site (primewestenergy.com).


[LOGO]
PRIMEWEST ENERGY TRUST

PRIMEWEST [LOGO]


FOR IMMEDIATE RELEASE

FEBRUARY 14, 2002
--------------------------------------------------------------------------------



PRIMEWEST ENERGY TRUST MAINTAINS MONTHLY DISTRIBUTION
LEVEL AT 10 CENTS

CALGARY (TSE: PWI.UN; PWX) - PrimeWest Energy Trust (PrimeWest) today confirms a cash distribution of 10 cents per trust unit for February 2002. The distribution will be paid on March 15, 2002, to all unitholders of record on February 28, 2002. The ex-distribution date is February 26, 2002. This level of distribution represents a 19% cash-on-cash yield based on February 13th's closing price of $6.12.

Including the regular 10 cent per unit distribution payable in March, PrimeWest will have paid a total of $2.11 per trust unit during the previous 12-month period (April 2001 through March 2002), and $7.98 per trust unit since inception in October 1996.

Hedging programs related to 68% of 2002 production continue to partially mitigate the impact of steep commodity price declines. The mark-to-market value of these hedge instruments as at February 13, 2002 (being the value which would be realized by PrimeWest should these contracts be closed out) is $48.2 million, or $0.37 per trust unit.

PrimeWest is a Calgary-based conventional oil and gas royalty trust that actively acquires, develops, produces, and sells natural gas, crude oil, and natural gas liquids for the generation of monthly cash distributions to unitholders. Trust units of PrimeWest are traded on the Toronto Stock Exchange under the symbol "PWI.UN". Exchangeable shares of PrimeWest Oil & Gas Corp. are listed on the TSE under the symbol "PWX".

Learn more about PrimeWest on our Web site, www.primewestenergy.com.

PRIMEWEST [LOGO]


FOR IMMEDIATE RELEASE

FEBRUARY 27, 2002
--------------------------------------------------------------------------------



PRIMEWEST ENERGY TRUST ANNOUNCES TAXABILITY OF DISTRIBUTIONS
RECEIVED IN 2001

CALGARY (TSE: PWI.UN; PWX) - PrimeWest Energy Trust (PrimeWest) today announced that 33 percent of cash distributions received by unitholders in 2001 were deemed to be a deferred return of capital and 67 percent are taxable as income in the year received.

During 2001, total distributions received were $2.41 per trust unit. For tax purposes and for unitholders holding their units outside a pension plan, a total of $0.79158 is deemed a return of capital, which reduces the adjusted cost base of the trust units upon sale or deemed sale. A total of $1.61842 is taxable as income in the 2001 taxation year.

The higher rate of taxability in the year 2001 is due to a record level of cashflows and distributions attributable to a very strong pricing environment for natural gas and crude oil particularly in the first half of 2001, with no commensurate increase in tax shelter.

Unitholders holding their investment in a registered plan such as an RRSP, RRIF, DPSP or RESP should not report any income related to distributions on their 2001 income tax return.

Those holding their units outside such plans will receive a T3 Supplementary Slip from PrimeWest's trustee if they are fully registered unitholders, or from their brokerage firm. Such unitholders must report the taxable portion of distributions they received as `Other Income' on their 2001 income tax return in accordance with the table set out below.

The December-2000-declared distribution was paid on January 15, 2001 and is therefore included in the 2001 T3 amounts. The December-2001-declared distribution was paid on January 15, 2002 and therefore is not included in the 2001 T3 amounts. Unitholders will receive T3 Supplementary Slips on or before March 31, 2002.

The following table summarizes the 2001 distributions according to record date, and is directed to unitholders who are Canadian residents and who hold the units as capital property.

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PAGE 2
FEBRUARY 27, 2002


------------------------------------------------------------------------------------------
                                   TOTAL           TAX-DEFERRED         TAXABLE PORTION
           RECORD DATE         DISTRIBUTION     (RETURN OF CAPITAL)     (OTHER INCOME)
------------------------------------------------------------------------------------------
December 31, 2000 for
Payment January 15, 2001           $0.20             $0.06569              $0.13431
------------------------------------------------------------------------------------------
January 31, 2001                   $0.20             $0.06569              $0.13431
------------------------------------------------------------------------------------------
February 28, 2001                  $0.20             $0.06569              $0.13431
------------------------------------------------------------------------------------------
March 31, 2001                     $0.20             $0.06569              $0.13431
------------------------------------------------------------------------------------------
April 30, 2001                     $0.22             $0.07226              $0.14774
------------------------------------------------------------------------------------------
May 31, 2001                       $0.22             $0.07226              $0.14774
------------------------------------------------------------------------------------------
June 30, 2001                      $0.22             $0.07226              $0.14774
------------------------------------------------------------------------------------------
July 31, 2001                      $0.22             $0.07226              $0.14774
------------------------------------------------------------------------------------------
August 31, 2001                    $0.22             $0.07226              $0.14774
------------------------------------------------------------------------------------------
September 30, 2001                 $0.17             $0.05584              $0.11416
------------------------------------------------------------------------------------------
October 31, 2001                   $0.17             $0.05584              $0.11416
------------------------------------------------------------------------------------------
November 30, 2001 for              $0.17             $0.05584              $0.11416
payment December 15, 2001
------------------------------------------------------------------------------------------
Total paid                         $2.41             $0.79158              $1.61842
------------------------------------------------------------------------------------------

Cash distributions for 2002 are estimated to be approximately 55 percent taxable, with the remaining 45 percent deemed a return of capital. These estimates are based upon current commodity price expectations, and are therefore subject to change.

In order to determine an adjusted cost base (ACB), unitholders are encouraged to utilize the ACB calculator on the newly revamped PrimeWest Web site at www.primewestenergy.com.

PrimeWest is a Calgary-based conventional oil and gas royalty trust that actively acquires, develops, produces, and sells natural gas, crude oil, and natural gas liquids for the generation of monthly cash distributions to unitholders. Trust units of PrimeWest are traded on the Toronto Stock Exchange under the symbol "PWI.UN". Exchangeable shares of PrimeWest Oil & Gas Corp. are listed on the TSE under the symbol "PWX".

Learn more about PrimeWest on our Web site, WWW.PRIMEWESTENERGY.COM.

PRIMEWEST [LOGO]


FOR IMMEDIATE RELEASE

MARCH 15, 2002
--------------------------------------------------------------------------------



PRIMEWEST ENERGY TRUST MAINTAINS MONTHLY DISTRIBUTION
LEVEL AT 10 CENTS

CALGARY (TSE: PWI.UN; PWX) - PrimeWest Energy Trust (PrimeWest) today confirms a cash distribution of 10 cents per trust unit for March 2002. The distribution will be paid on April 15, 2002, to all unitholders of record on March 31, 2002. The ex-distribution date is March 27, 2002. This level of distribution represents a 17.5% cash-on-cash yield based on March 14th's closing price of $6.85.

Including the regular 10 cent per unit distribution payable in April., PrimeWest will have paid a total of $2.01 per trust unit during the previous 12-month period (May 2001 through April; 2002), and $8.08 per trust unit since inception in October 1996. Guidance regarding distribution levels for the second quarter of 2002 will be provided in April.

PrimeWest is a Calgary-based conventional oil and gas royalty trust that actively acquires, develops, produces, and sells natural gas, crude oil, and natural gas liquids for the generation of monthly cash distributions to unitholders. Trust units of PrimeWest are traded on the Toronto Stock Exchange under the symbol "PWI.UN". Exchangeable shares of PrimeWest Oil & Gas Corp. are listed on the TSE under the symbol "PWX".

Learn more about PrimeWest on our Web site, www.primewestenergy.com.

PRIMEWEST [LOGO]


FOR IMMEDIATE RELEASE

APRIL 4, 2002
--------------------------------------------------------------------------------



PRIMEWEST ENERGY TRUST PAYS RECORD DISTRIBUTIONS IN 2001; ANNOUNCES 10 CENT DISTRIBUTION PER MONTH FOR SECOND QUARTER OF 2002

CALGARY (TSE: PWI.UN; PWX) - PrimeWest Energy Trust (PrimeWest) today announced financial and operating results for the year-ended December 31, 2001.

2001 FINANCIAL AND OPERATING HIGHLIGHTS (1)

(THOUSANDS OF DOLLARS EXCEPT PER-BOE,      2001          2000         CHANGE
PER-TRUST-UNIT AND MULTIPLE AMOUNTS)    ------------  ------------  ------------
Net operating revenues                     $306,515      $156,561        96%

Cash flow from operations                  $214,511      $112,062        91%

Cash distributed to unitholders            $234,465       $79,033       197%

Cash distributed per unit                     $2.31         $1.77        31%

Debt-to-cash flow multiple                     1.05          0.71        48%

Daily sales volumes  (BOE per day)           29,774        16,237        83%

Distributions per unit since IPO              $7.78         $5.47        42%

Established reserves (MMBOE)                  107.0          69.6        54%

(1) These highlights are intended to be read in conjunction with the audited financial statements attached to this news release.

o Net operating revenues, cash flow from operations, cash distributions and volume all set records in 2001, principally as a result of the acquisition of Cypress Energy Inc. on March 29, 2001.

o PrimeWest's average selling prices improved 8% over 2000, to $34.80 per BOE from $32.19. The 2001 figure reflects $39 million in gains related to price protection initiatives, $0.39 per unit.

o Net long-term debt was $225 million at December 31, 2001 (2000 - $79 million); credit facilities total $350 million leaving approximately $125 million of unutilized capacity at year-end.

o The year end annualized debt-to-cash flow multiple is the lowest amongst our large cap oil and gas royalty trust peer group at December 31, 2001.

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APRIL 4, 2002


o Average cash flow per unit per month in the fourth quarter of 2001 was $0.14 which compares very favorably with our exit, and current, distribution rate of $0.10 per month per unit.

o Production averaged 29,774 BOE per day in 2001 (2000 - 16,237 BOE per day). Our exit rate, after dispositions in the fourth quarter of 2001, was approximately 31,000 BOE per day. We are on track to deliver an average production rate of 29,500 BOE per day for the full year 2002.

o PrimeWest has now closed out all Enron contracts, which represented only 5% of our price protection portfolio. No losses were incurred in closing out these contracts.

o The Net Asset Value (NAV) per unit of $5.67 at December 1, 2001 reflects low prices in effect at December 31, 2001 (WTI: $19.87/bbl; AECO:
     $3.83/mcf); applying prices at March 22, 2002 (WTI: $24.04/bbl; AECO:
     $4.49/mcf), the NAV per unit is approximately $7.00.

o PrimeWest celebrated its 5th Anniversary in 2001, having delivered a total return since inception of 98%. In 2002, we have delivered a 19% return through March 28, 2002.

OIL AND GAS PRICES (WITHOUT PRICE PROTECTION)

                                                               YEARLY AVERAGE
                                                            --------------------
                           MARCH 22, 2002   JANUARY 1, 2002    2001      2002
                         -------------------------------------------------------
Natural gas ($Cdn/mcf)          4.49              3.07          **        **

Crude oil ($Cdn/bbl)           36.64             30.30          **        **

CEILING TEST

Applying 2001 year-end prices results in a potential impairment in value of approximately $150 million. At today's prices, there is no impairment. PrimeWest is not required to account for any ceiling test impairment within the first two years of the Cypress Energy Inc. acquisition (i.e. not before March 29, 2003).

ESTABLISHED RESERVES RECONCILIATION (MMBOE)

January 1, 2001                                    69.6
    Acquisitions                                   57.4
    Dispositions                                  (10.4)
    Development                                     6.1    (1)
    Production                                    (10.5)
    Technical revisions                            (5.2)   (2)
                                              ------------
January 1, 2002                                   107.0
                                              ============
(1)      9.6 MMBOE in respect of proved producing reserves.
(2)      1.9 MMBOE in respect of proved producing reserves.

PrimeWest's 2001 capital development program added proved producing reserves (excluding technical revisions) at an estimated reserve addition cost of $** per BOE and a production addition cost of under $10,0000 per BOE per day.

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APRIL 4, 2002


DISTRIBUTIONS

PrimeWest has distributed or will distribute 10 cents per unit on each of February 15, March 15, and April 15, 2002. PrimeWest is committed to further distributions of 10 cents per unit on each of May 15, June 15 and July 15, 2002, subject to revision should there be a material change in expected cash flow during the second quarter. If these distributions are made as expected, the total distributions for the year 2002 through to and including July 15th will be $0.70 per unit. The current annualized yield for PrimeWest units is approximately 17%, substantially higher than our large cap oil and gas royalty trust peers.

The Board of Directors will review the distribution rate again early in the third quarter of 2002.

DISTRIBUTION REINVESTMENT (DRIP) DISCOUNT

PrimeWest's Distribution Reinvestment and Optional Trust Unit Purchase Plan enables participants to reinvest their monthly cash distributions and/or purchase additional trust units directly, up to $20,000 per calendar year, at a 5% discount to the 20-day weighted average monthly market price.

To join the Plan, you must be a registered unitholder or have your units in an account that allows participation. Not all brokerage firms and banks will allow you to participate. Please check directly with your account representative as to their participation.

For further information or to join this Plan, contact our Plan Agent, Computershare Trust Company of Canada, at 1-800-332-0095. PrimeWest Energy Trust welcomes questions from unitholders and potential investors; call Investor Relations at 403-234-6600 or toll-free at 1-877-968-7878; or visit us on the Internet at our Web site, WWW.PRIMEWESTENERGY.COM.

PRICE PROTECTION UPDATE

To March 13, 2002, PrimeWest had realized approximately $21 million of hedging gains for 2002. As at March 13, 2002, the mark-to-market value of all other contracts in place for the remainder of 2002 is approximately $10 million. The recent upsurge in oil and gas commodity prices has increased PrimeWest's underlying revenues, which reduces the extent of hedging gains.

FOURTH QUARTER CONFERENCE CALL AND WEBCAST

PrimeWest will be conducting a conference call and Webcast for interested analysts, brokers, investors and media representatives about its year-end results and outlook at 10:00 a.m. Mountain time (12:00 p.m. Eastern time) on Friday, April 5, 2002.

Callers may dial 1-888-881-4892 a few minutes prior to start and request the PrimeWest conference call. The call also will be available for replay by dialing 1-877-289-8525, and entering pass code 179311 followed by the pound (#) key.

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PAGE 4
APRIL 4, 2002


Interested users of the Internet are invited to go to www.newswire.ca/webcast/pages/PrimeWestEnergy20020405/ for the live Webcast and/or replay or access the Webcast at the PrimeWest Web site, WWW.PRIMEWESTENERGY.COM.

On behalf of the Board of Directors:
April 4, 2002


Kent J. MacIntyre
Vice-chairman and
Chief Executive Officer

PRIMEWEST [LOGO]


PAGE 5
APRIL 4, 2002


                                  CONSOLIDATED
                                 BALANCE SHEETS

                                                                       AS AT            AS AT
                                                                DECEMBER 31,      DECEMBER 31,
(THOUSANDS OF DOLLARS)                                                  2001             2000
...............................................................................  ................
ASSETS
Current assets
   Accounts receivable                                               55,465           35,064
   Prepaid expenses and inventory                                    11,200            3,400
                                                               ---------------  ----------------
                                                                     66,665           38,464

Cash reserved for site restoration and reclamation (NOTE 6)             755              398
Capital assets                                     (NOTE 3)       1,448,661          395,376
                                                               ...............  ................
                                                                  1,516,081          434,238
                                                               ===============  ================
LIABILITIES AND UNITHOLDERS' EQUITY
Current liabilities
   Bank overdraft                                                    14,613              834
   Accounts payable and accrued liabilities                          59,944           25,776
   Accrued distributions to unitholders                              11,980            9,961
   Due to related company                          (NOTE 9)          10,527            2,057
   Current portion of long-term debt               (NOTE 5)              67              106
                                                               ...............  ................
                                                                     97,131           38,734
Long-term debt                                     (NOTE 5)         195,000           78,940
Future income taxes                                (NOTE 10)        362,595           16,596
Long-term incentive liability                      (NOTE 8)           7,932            8,930
Site restoration and reclamation provision                            6,113            1,958
                                                               ...............  ................
                                                                    668,771          145,158
UNITHOLDERS' EQUITY
   Net capital contributions                       (NOTE 7)       1,152,551          435,342
   Accumulated income                                               122,550           43,014
   Accumulated cash distributions                                  (420,983)        (186,518)
   Accumulated dividends                                             (6,808)          (2,758)
                                                               ...............  ................
                                                                    847,310          289,080
                                                               ...............  ................
   Commitments and contingencies                   (NOTE 12)      1,516,081          434,238
                                                               ===============  ================

                           CONSOLIDATED STATEMENTS OF
                               UNITHOLDERS' EQUITY

                                                                 DECEMBER 31,     DECEMBER 31,
(THOUSANDS OF DOLLARS)                                                  2001             2000
...............................................................................  ................
Unitholders' equity, beginning of the year, as previously           289,080          200,039
reported
   Adjustment to unitholders' equity at beginning of year
to adopt                                                                  -          (10,218)
         new future income tax standard        (NOTE 10)
   Net income for the period                                         79,536           55,611
   Capital contributions, net of costs                              717,209          124,293
   Cash distributions                                              (234,465)         (79,033)
   Dividends                                                         (4,050)          (1,612)
                                                               ...............  ................
Unitholders' equity, end of the year                                847,310          289,080
                                                               ===============  ================

PRIMEWEST [LOGO]


PAGE 6
APRIL 4, 2002


                            CONSOLIDATED STATEMENT OF
                                     INCOME

                                                                      AS AT             AS AT
                                                                DECEMBER 31,      DECEMBER 31,
(THOUSANDS OF DOLLARS)                                                 2001              2000
REVENUES
   Sales of crude oil, natural gas and natural gas liquids          378,155          191,339
   Crown and other royalties, net of ARTC                           (73,156)         (35,157)
   Other income                                                       1,516              379
                                                              ................  ................
                                                                    306,515          156,561
EXPENSES
   Operating                                                         58,951           30,174
   Cash general and administrative                                   10,394            4,140
   Non-cash general and administrative                                4,158           10,296
   Interest                                                          13,800            6,359
   Cash management fees                                               6,431            3,277
   Non-cash management fees                                           1,819              731
   Depletion, depreciation and amortization                         159,332           42,865
                                                              ................  ................
                                                                    254,885           97,842
                                                              ................  ................
NET INCOME BEFORE TAXES                                              51,630           58,719
                                                              ................  ................

   Capital taxes                                                      2,428              549
   Future taxes                                (NOTE 10)            (30,334)           2,558
                                                                    (27,906)           3,107
                                                              ................  ................
   Net income for the year                                           79,536           55,612
                                                              ================  ================
   Net income per trust unit
     Basic                                                             0.78             1.25
                                                              ================  ================
     Diluted                                                           0.77             1.21
                                                              ================  ================

                            CONSOLIDATED STATEMENT OF
                               CASH DISTRIBUTIONS

Net income for the year                                              79,536           55,612
Add back (deduct) amounts to reconcile to distribution:
   Depletion, depreciation and amortization                         159,332           42,865
   Decrease in (Increase to) undistributed reserve                   25,822          (29,266)
   Contribution to reclamation fund                                  (3,499)          (2,964)
   Management fees paid by the issuance of trust units                1,819              731
   Employee long-term incentive plan                                  4,158           10,296
   Future income taxes                                              (30,334)           2,558
                                                              ................  ................
                                                                    157,298           24,220
Cash available for distribution                                     236,834           79,832
                                                              ================  ================

Cash available for distribution to trust unitholders (99%)          234,465           79,033
                                                              ================  ================
Cash available for distribution per trust unit                         2.31             1.77
                                                              ================  ================

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PAGE 7
APRIL 4, 2002


                            CONSOLIDATED STATEMENT OF
                                    CASH FLOW

                                                                       AS AT            AS AT
                                                                 DECEMBER 31,     DECEMBER 31,
(THOUSANDS OF DOLLARS)                                                  2001             2000
OPERATING ACTIVITIES
   Net income for the year                                           79,536           55,612
   Add: Items not involving cash flow from operations
        Depletion, depreciation and amortization                    159,332           42,865
        Non-cash general and administrative                           4,158           10,296
        Non-cash management fees                                      1,819              731
        Future income taxes                                         (30,334)           2,558
   Cash flow from operations                                        214,511          112,062
   Change in non-cash working capital                                (8,369)          (7,599)
                                                               ...............  ................
                                                                    206,142          104,463
                                                               ...............  ................
FINANCING ACTIVITIES
   Proceeds from issue of trust units, net of costs                 156,221           39,896
   Acquisition of trust units pursuant to normal course                   -             (926)
issuer bid
   Cash distributions to unitholders                               (220,337)         (79,033)
   Dividends paid                                                      (602)          (1,612)
   Decrease in long-term debt                                       (62,980)         (41,449)
   Change in non-cash working capital                                 2,019            6,291
                                                               ...............  ................
                                                                   (125,679)         (76,833)
                                                               ...............  ................
INVESTING ACTIVITIES
   Expenditures on capital assets                                   (84,206)         (25,791)
   Acquisitions of capital/corporate assets    (NOTE 4)             (84,054)          (6,306)
   Proceeds on disposition of capital assets                         78,144              855
   Cash reserved for future site restoration and                       (357)             661
   reclamation
   Expenditures on site restoration and reclamation                  (3,769)          (3,561)
   Proceeds on disposition of short-term investments                      -              174
                                                               ...............  ................
                                                                    (94,242)         (33,968)
                                                               ...............  ................

DECREASE IN CASH FOR THE YEAR                                       (13,779)          (6,338)

BANK OVERDRAFT, BEGINNING OF THE YEAR                                  (834)           5,504

BANK OVERDRAFT, END OF THE YEAR                                     (14,613)            (834)
                                                               ...............  ................
CASH INTEREST PAID                                                   13,159            6,872
                                                               ===============  ================
CASH TAXES PAID                                                         460              453
                                                               ===============  ================


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APRIL 4, 2002


                              NOTES TO CONSOLIDATED
                              FINANCIAL STATEMENTS
  (ALL AMOUNTS ARE EXPRESSED IN THOUSANDS OF CANADIAN DOLLARS UNLESS OTHERWISE
                                   INDICATED)

1.  STRUCTURE OF THE TRUST

PrimeWest Energy Trust (the Trust) is an open-ended investment trust formed under the laws of Alberta in accordance with a declaration of trust dated August 2, 1996. The beneficiaries of the Trust are the holders of trust units (the unitholders). The Trust owns a royalty entitling it to receive 99% of the net cash flows generated by its subsidiary PrimeWest Oil & Gas Corp. (referred to as Oil & Gas Corp.) and by PrimeWest Energy Inc., and its wholly-owned subsidiaries PrimeWest Resources Ltd. and PrimeWest Royalty Corp. from its oil and gas properties (collectively referred to as Energy Inc.).

Oil & Gas Corp. and Energy Inc. (PrimeWest) acquire oil and gas properties, and sell a royalty on the net cash flow from these properties to the Trust. The royalty acquired by the Trust effectively transfer substantially all of the economic interest in the properties to the Trust.

Effective January 1, 2002, Oil & Gas Corp. and Energy Inc. and its subsidiaries amalgamated and were continued as PrimeWest Energy Inc. Subsequent to the amalgamation, the common shares of PrimeWest Energy Inc. are 89% owned by the Trust and 11% by PrimeWest Management Inc.

The common shares of PrimeWest Energy Inc. are 89% owned by the Trust and 11% by PrimeWest Management Inc.

Pursuant to a management agreement between Oil & Gas Corp., Energy Inc., the Trust and PrimeWest Management Inc. (the Manager), the Manager is responsible for the administration of the Trust, the management of the business affairs of Oil & Gas Corp. and Energy Inc. and the operation of the oil and gas properties. The Manager receives reimbursement for all of its costs associated with these services as well as management fees from the Trust and PrimeWest for its services (see Note 9). The Manager owns the shares of PrimeWest Energy Inc., and a director of PrimeWest Energy Inc. controls the Manager.

2.  ACCOUNTING POLICIES

CONSOLIDATION

These consolidated financial statements include the accounts of the Trust and PrimeWest. Although there is no legal ownership between these entities, the Trust, through the royalty, obtains substantially all of the economic benefits of the operations of PrimeWest. In addition, the unitholders of the Trust elect the majority of the Board of Directors of PrimeWest. The accounts of the Manager are not included in these financial statements.

CAPITAL ASSETS

PrimeWest follows the full cost method of accounting. All costs of acquiring oil and gas properties and related development costs are capitalized and accumulated in one cost centre. Maintenance and repairs are charged against earnings. Renewals and enhancements that extend the economic life of the capital asset are capitalized.

Gains and losses are not recognized on disposition of oil and gas properties unless that disposition would alter the rate of depletion by 20% or more.

I) CEILING TEST

PrimeWest places a limit on the aggregate cost of capital assets which may be carried forward for depletion against net revenues of future periods (the ceiling test). The ceiling test is a cost-recovery test whereby: capitalized costs, less accumulated depletion and site restoration and the lower of cost and

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PAGE 9
APRIL 4, 2002


market value of unproved land, are limited to an amount equal to estimated undiscounted future net revenues from proved reserves, less general and administrative expenses, site restoration, management fees, future financing costs and applicable income taxes. Costs and prices at the balance sheet date are used. Any costs carried on the balance sheet in excess of the ceiling test limitation are charged to income.

II) SITE RESTORATION AND RECLAMATION PROVISION

PrimeWest provides for the cost of future site restoration and reclamation, based on estimates by management, using the unit-of-production method. Actual site-restoration costs are charged against the accumulated liability. PrimeWest places cash in reserve to fund actual expenditures as they are incurred (see
Note 6).

III) DEPLETION, DEPRECIATION AND AMORTIZATION

Provision for depletion and depreciation is calculated on the unit-of-production method, based on proved reserves before royalties. Reserves are estimated by independent petroleum engineers. Reserves are converted to equivalent units on the basis of approximate relative energy content.

Depreciation and amortization of head office furniture and equipment is provided for at rates ranging from 10% to 30%.

JOINT VENTURE ACCOUNTING

PrimeWest conducts substantially all of its oil and gas production activities through joint ventures, and the accounts reflect only PrimeWest's proportionate interest in such activities.

LONG-TERM INCENTIVE PLAN

Liabilities under the Trust's Long-term Incentive Plan are estimated at each balance sheet date, based on the amount of vested Unit Appreciation Rights that are in the money using the unit price as at that date. Liabilities are recorded through non-cash general and administrative costs, with an offsetting amount in accrued liabilities. As trust units are issued under the plan, the exercise value is recorded in unitholders' equity.

INCOME TAXES

The Trust is an inter-vivos trust for income tax purposes. As such, the Trust is subject to tax on any taxable income that is not allocated to the unitholders.

Periodically, current taxes may be payable by PrimeWest, depending upon the timing of income tax deductions. Should these taxes prove to be unrecoverable, they will be deducted from royalty income in accordance with the royalty agreement.

Future income taxes are recorded for PrimeWest using the liability method of accounting. Future income taxes are recorded to the extent that the carrying value of PrimeWest's capital assets exceeds the available tax pools (see Note
10).

FINANCIAL INSTRUMENTS

PrimeWest uses financial instruments to manage its exposure to fluctuations in commodity prices, foreign- currency exchange rates, and interest rates. PrimeWest does not use financial instruments for speculative trading purposes and, accordingly, they are accounted for as hedges. Gains and losses on hedging activity are reflected in revenue, or in the case of interest rate hedges, in interest expense, at the time of sale of the related hedged production, or when the monthly exchange contracts expire.

MEASUREMENT UNCERTAINTY

Certain items recognized in the financial statements are subject to measurement uncertainty. The recognized amounts of such items are based on PrimeWest's best information and judgement. Such amounts are not expected to change materially in the near term. They include:


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APRIL 4, 2002


o the amounts recorded for depletion, depreciation and future site restoration costs which depend on estimates of oil and gas reserves or the economic lives and future cash flows from related assets.

o the amounts recorded for assets and liabilities of acquired companies which depend on estimates of their fair values on the acquisition date and are subject to subsequent adjustment over a one-year period.

CASH AND SHORT-TERM INVESTMENTS

Short-term investments with maturities less than three months are considered to be cash equivalents and are recorded at cost, which approximates market value.

3.  CAPITAL ASSETS

                                                               2001                                   2000
                                             -------------------------------------- ---------------------------------
                                                            ACCUMULATED                         ACCUMULATED
                                                             DEPLETION,                          DEPLETION,
                                                           DEPRECIATION        NET             DEPRECIATION      NET
                                                                    AND       BOOK                      AND     BOOK
                                                    COST   AMORTIZATION      VALUE       COST  AMORTIZATION    VALUE
---------------------------------------------------------------------------------------------------------------------
Property acquisition oil and gas rights      $1,608,435    $(268,137)   $1,340,298  $ 474,091  $(135,256)  $ 338,835
Drilling and completion                         103,583      (24,074)       79,509     51,769    (10,216)     41,553
Production facilities and equipment              38,198      (11,537)       26,661     16,397     (3,249)     13,148
Head office furniture and equipment               4,238       (2,045)        2,193      3,199     (1,359)      1,840
---------------------------------------------------------------------------------------------------------------------
                                             $1,754,454    $(305,793)   $1,448,661  $ 545,456  $(150,808)  $ 395,376
                                             ========================================================================

Unproved land costs of $55.7 million (2000 - $17.2 million) are excluded from costs subject to depletion and depreciation.

PrimeWest capitalized $2.2 million in general and administrative costs in 2001 ($0.9 million in 2000).

In accordance with stated accounting policies, PrimeWest has performed a ceiling test using commodity prices as at the measurement date of December 31, 2001. Using December 31, 2001 commodity prices of AECO $3.67 per Mcf for natural gas and WTI US$19.84 per barrel for crude oil, the ceiling test results in a deficiency of $150 million.

PrimeWest is not required, under GAAP, to account for any ceiling test impairment that is permanent within the first two years of the Cypress acquisition and therefore no writedown will be reflected in the 2001 financial statements.

4.  CORPORATE ACQUISITIONS

a) On March 29, 2001, PrimeWest Oil & Gas Corp. ("Oil & Gas") completed the acquisition of all of the issued and outstanding shares of Cypress Energy Inc. ("Cypress") pursuant to a takeover bid. In aggregate, PrimeWest issued
    50.2 million trust units, 5.2 million exchangeable shares of Oil & Gas and paid $59.2 million in exchange for the share of Cypress. Subsequent to the transaction, Cypress and Oil & Gas were amalgamated. The acquisition was accounted for using the purchase method of accounting with net assets acquired and consideration paid as follows:

NET ASSETS ACQUIRED AT ASSIGNED VALUES                 CONSIDERATION PAID
--------------------------------------------------------------------------------------------------------
Petroleum and natural gas assets     $  1,201,485

Working capital (deficit) assumed         (19,174)     Cash                              $     59,235

Long-term debt assumed                   (179,000)     Trust units issued                     489,815

Site restoration provision                 (4,307)     Exchangeable shares issued              50,254

Future income taxes                      (376,334)     Costs associated with acquisition       23,366
--------------------------------------------------------------------------------------------------------
                                     $    622,670                                        $    622,670
                                    ================                                    ================

PRIMEWEST [LOGO]


PAGE 11
APRIL 4, 2002


b) On April 19, 2000, PrimeWest Resources Ltd. ("Resources") completed the acquisition of all of the issued and outstanding shares of Venator Petroleum Company Limited ("Venator") on a unit/share for share exchange. Resources issued 0.657 Trust units or 0.657 exchangeable shares for each Venator share. In aggregate, 2.4 million trust units and 2.0 million exchangeable shares were issued for total consideration, including debt assumed, of $32.5 million. Subsequent to the transaction, the assets of Venator were transferred to Resources and Venator was dissolved. The acquisition was accounted for using the purchase method of accounting with the purchase price allocated as follows:

NET ASSETS ACQUIRED AT ASSIGNED VALUES              CONSIDERATION PAID
--------------------------------------------------------------------------------------------------------
Petroleum and natural gas assets     $    34,392    Trust units issued                    $    15,637

Working capital (deficit) assumed         (2,323)   Exchangeable shares issued                 13,282

Future income taxes                       (1,898)   Costs associated with acquisition           1,252
--------------------------------------------------------------------------------------------------------
                                     $    30,171                                          $    30,171
                                    ===============                                      ===============

c) On July 27, 2000, PrimeWest Royalty Corp. ("Royalty Corp.") completed the acquisition of all of the issued and outstanding shares of Reserve Royalty Corporation on a unit for share exchange. Royalty Corp. issued 0.65 Trust units for each Reserve Royalty share. In aggregate, 6.67 million Trust units were issued for total consideration, including debt assumed, of $84.0 million. Subsequent to the transaction, Reserve Royalty was amalgamated into Royalty Corp. and the majority of its assets transferred to the Trust. The acquisition was accounted for using the purchase method of accounting with the purchase price allocated as follows:

NET ASSETS ACQUIRED AT ASSIGNED VALUES               CONSIDERATION PAID
--------------------------------------------------------------------------------------------------------
Petroleum and natural gas assets    $     85,860

Working capital assumed                    1,049

Long-term debt assumed                   (28,210)    Trust units issued                  $     53,947

Future income taxes                       (1,921)    Costs associated with acquisition          2,831
--------------------------------------------------------------------------------------------------------
                                    $     56,778                                         $     56,778
                                    ================                                     ===============

5.  LONG-TERM DEBT
                                                                        2001               2000
--------------------------------------------------------------------------------------------------
Revolving credit facility                                     $      195,000     $       78,879

Capital lease obligation                                                   -                 61
--------------------------------------------------------------------------------------------------
                                                                     195,000             78,940
Current portion                                                           67                106
--------------------------------------------------------------------------------------------------
                                                              $      195,067     $       79,046
                                                             =====================================

PrimeWest and the Trust (as co-borrowers) have a combined revolving credit facility in the amount of $350 million (2000- $150 million), with a borrowing base at December 31, 2001 of $350 million (2000- $150 million). The facility consists of a revolving term loan of $325 million and an operating facility of $25 million. In addition to amounts outstanding under the facility as indicated in the table above, PrimeWest has outstanding letters of credit in the amount of $2.8 million (2000 - $4.3 million). Collateral for the credit facility is provided by a floating-charge debenture covering all existing and after acquired property in the principal amount of $500 million. Each borrower under the facility has also provided an unconditional full liability guarantee in respect of amounts borrowed under the facility.

Advances under the facility are made in the form of Banker's Acceptances (BAs), prime rate loans or letters of credit. In the case of BA's, interest is a function of the BA rate plus a stamping fee based on the Trust's current ratio of debt-to-cash flow. In the case of prime rate loans, interest is charged at the bank's prime rate.

PRIMEWEST [LOGO]


PAGE 12
APRIL 4, 2002


The credit facility revolves until May 31, 2002, by which time the lender will have conducted its annual borrowing base review. The lender also has the right to re-determine the borrowing base at one other time during the year. During the revolving phase, the facility has no specific terms of repayment. At the end of the revolving period, the lender has the right to extend the revolving period for a further 364-day period or to convert the facility to a term facility. If the lender converts to a non-revolving facility, the amounts outstanding under the facility become repayable over a three-year period, on a unit of production basis. The Manager does not expect the facility to be converted to a non-revolving facility in the upcoming bank review.

6.  CASH RESERVE FOR SITE RESTORATION AND RECLAMATION

Commencing in 1998, funding for the reserve was provided for by reducing distributions otherwise payable based on an amount per BOE produced ($0.15 per BOE produced for 1998 and 1999, $0.24 per BOE produced in 2000 and $0.32 per BOE produced in 2001). The cash amount contributed, including interest earned, was $4.2 million in 2001 (2000 - $3.0 million). Actual costs of site restoration and abandonment totaling $3.8 million were paid out of this cash reserve for the year ended December 31, 2001 (2000 - $3.6 million).

7.  UNITHOLDERS' EQUITY

PRIMEWEST ENERGY TRUST

The authorized capital of the Trust consists of an unlimited number of trust units ($000's).

                                                                NUMBER OF
                                                                    UNITS            AMOUNTS
---------------------------------------------------------------------------------------------
BALANCE, DECEMBER 31, 1999                                    35,768,801       $    311,049

Issued for cash                                                4,830,000             40,331

Issue expenses                                                         -             (2,741)

Retired pursuant to Normal Course Issuer Bid                    (141,900)              (926)

Issued to acquire Venator Petroleum Company Ltd.               2,368,936             15,637

Issued to acquire Reserve Royalty Corporation                  6,660,082             53,947

Issued for payment of management fees                             82,203                616

Issued on exchange of exchangeable shares                        922,073              5,940

Issued pursuant to Distribution Reinvestment Plan                265,475              2,307

Issued pursuant to Long-term Incentive Plan                      226,423              1,841
---------------------------------------------------------------------------------------------
BALANCE, DECEMBER 31, 2000                                    50,982,093       $    428,001


Issued for cash                                               19,790,000       $    165,234

Issue expenses                                                                       (9,013)

Issued to acquire Cypress Energy Inc.                         50,234,771            489,815

Issued for payment of management fees                            199,841              1,635

Issued on exchange of exchangeable shares                      2,415,363             20,298

Issued pursuant to Distribution Reinvestment Plan              1,765,699             14,128

Issued pursuant to Long-term Incentive Plan                      577,840              5,155
------------------------------------------------------- -------------------------------------
BALANCE, DECEMBER 31, 2001                                   125,965,607       $  1,115,253
                                                        =====================================

The weighted average number of trust units and exchangeable shares outstanding in 2001 was 102,533,000 (2000 - 44,651,600). For purposes of calculating diluted net income per trust unit, 1,247,154 trust units (2000 - 998,065) issuable pursuant to the long-term incentive plan were added to the weighted average number. The per unit cash distribution amounts paid or declared reflects distributions paid or declared to trust units outstanding on the record dates.

PRIMEWEST [LOGO]


PAGE 13
APRIL 4, 2002


PRIMEWEST OIL & GAS CORP.

In connection with the Cypress transaction (see note 4a), PrimeWest Oil & Gas Corp. amended its articles to create an unlimited number of exchangeable shares. The exchangeable shares are exchangeable into PrimeWest trust units at any time up to March 29, 2003, based on an exchange ratio that adjusts each time the Trust makes distribution to its unitholders. The exchange ratio, which was 1:1 on the date that the transaction closed, is based on the total monthly distribution, divided by the closing unit price on the distribution payment date. The exchange ratio on December 31, 2001 was 1.25020:1.

                                                   NUMBER OF
EXCHANGEABLE SHARES                                    UNITS            AMOUNTS
--------------------------------------------------------------------------------
BALANCE, DECEMBER 31, 2000                                -                  -

Issued to acquired Cypress Energy Inc.            5,154,225       $     50,254

Exchanged for trust units                        (1,837,483)           (17,916)
--------------------------------------------------------------------------------
BALANCE, DECEMBER 31, 2001                        3,316,742       $     32,338
                                           ================== ==================

PRIMEWEST RESOURCES LTD.

In connection with the Venator transaction (see note 4b), PrimeWest Resources Ltd. amended is articles to create an unlimited number of exchangeable shares. The exchangeable shares are exchangeable into Trust units at any time up to 5 years after issuance, based on an exchange ratio that adjusts each time PrimeWest makes a distribution to its unitholders. In certain circumstances, PrimeWest has the right to force redemption prior to the 5 year expiry term. Up until April 30, 2001, dividends were paid to holders of exchangeable shares based on the estimated taxable portion of the monthly distribution paid. The exchange ratio, which was 1:1 on the closing date of the Venator transaction, is based on the total monthly distribution paid less the dividend paid (after May 1, 2001 dividend are no longer paid), divided by the closing Trust unit price on the distribution payment date. The exchange ratio at December 31, 2001 was 1.36806:1.

                                                               NUMBER OF
EXCHANGEABLE SHARES                                                UNITS            AMOUNTS
--------------------------------------------------------------------------------------------
BALANCE, DECEMBER 31, 1999                                            -                  -

Issued to acquire Venator Petroleum Company Ltd.              2,012,422       $     13,282

Exchanged for trust unit                                       (900,052)            (5,940)
--------------------------------------------------------------------------------------------
BALANCE, DECEMBER 31, 2000                                    1,112,370              7,342

Exchanged for trust unit                                       (360,838)            (2,382)
--------------------------------------------------------------------------------------------
BALANCE, DECEMBER 31, 2001                                      751,532       $      4,960
                                                       =====================================

NORMAL COURSE ISSUER BID

On November 29, 1999, the Trust received approval from The Toronto Stock Exchange to make a normal course issuer bid. During 2000, the Trust acquired 141,900 trust units pursuant to the bid at an average cost of $6.53 per trust unit. This bid expired on November 29, 2000. On December 15, 2000, the Trust received approval from The Toronto Stock Exchange to renew its bid for a further one year period. During 2001, no purchases were made under the renewed bid. This bid expired on December 15, 2001.

UNITS ISSUED FOR PAYMENT OF MANAGEMENT FEES

On January 15, 2002, the Trust issued 65,834 trust units in respect of management fees earned for the period October 1, 2001 to December 31, 2001 (2000
- 26,204). Trust units are issued to the Manager as payment for management fees earned throughout the year. During 2001, 239,471 trust units were earned by the Manager. The trust units were issued from treasury on January 15, 2002. The value of the units was $418,704 (2000 - $234,526).

PRIMEWEST [LOGO]


PAGE 14
APRIL 4, 2002


8.  TRUST UNIT INCENTIVE PLAN

Under the terms of the Trust Unit Incentive Plan, a maximum of 2.49 million trust units are reserved for issuance pursuant to the exercise of Unit Appreciation Rights (UARs) granted to employees of the Manager. Payouts under the plan are based on total unitholder return, calculated using both the change in the trust unit price as well as cumulative distributions paid. The plan requires that a hurdle return of 5% per annum be achieved before payouts accrue. UARs have a term of 6 years and vest equally over a 3-year period, except for the independent members of the Board, whose UARs vest immediately. The Board of Directors has the option of settling payouts under the plan in PrimeWest trust units or in cash. To date, all payouts under the plan have been in the form of trust units.

                                                                CURRENT
                                                             RETURN PER
                                        UARS                    "IN THE       TOTAL         TRUST
AS AT DECEMBER 31, 2001             ISSUED &         UARS        MONEY"   LIABILITY          UNIT
YEAR OF GRANT                    OUTSTANDING       VESTED          UARS        '000      DILUTION
--------------------------------------------------------------------------------------------------
1996                                 526,875      526,875       $ 3.96      $ 2,086       328,039
1997                                 319,354      319,354         3.44        1,098       172,658
1998                                 511,826      411,826         6.20        3,171       498,615
1999                                 593,662      358,266         3.69        1,323       208,101
2000                                 963,655      347,802         1.64          254        39,741
2001                               2,517,374      100,847            -            -             -
--------------------------------------------------------------------------------------------------
TOTAL                              5,432,746    2,164,970       $ 6.36      $ 7,932     1,247,154
                                ==================================================================

                                                                CURRENT
                                                             RETURN PER
                                        UARS                    "IN THE       TOTAL         TRUST
AS AT DECEMBER 31, 2000             ISSUED &         UARS        MONEY"   LIABILITY          UNIT
YEAR OF GRANT                    OUTSTANDING       VESTED          UARS        '000      DILUTION
--------------------------------------------------------------------------------------------------
1996                                 543,875      543,875      $  5.24      $ 2,849       318,431
1997                                 377,806      377,806         4.55        1,718       192,042
1998                                 647,549      503,613         6.83        2,785       311,176
1999                               1,014,418      296,096         5.30        1,482       165,637
2000                               2,369,490       94,717         1.99           96        10,779
--------------------------------------------------------------------------------------------------
TOTAL                              3,953,138    1,716,107       $ 5.20      $ 8,930       998,065
                                ============= ============ ============ ============ =============

Cumulative to December 31, 2001, 1,596,796 UARs have been exercised (2000 - 739,343), resulting in the issuance of 820,010 trust units from treasury (2000-242,170).

9.  RELATED- PARTY TRANSACTIONS

The Manager of PrimeWest receives a management fee of .215% of net production revenue as well as a quarterly allocation of trust units. For the year ended December 31, 2001, the Manager received management fees of $8.3 million (2000 - $4 million). Of this amount, $6.4 million was paid in cash (2000 - $3.3 million) and the balance represents the issuance of 239,471 trust units from Treasury (2000 - 90,411).

In addition to the fees above, the Manager is entitled to an acquisition fee representing 1.5% of capital spent on asset or corporate acquisitions and a disposition fee representing 1.25% of proceeds received from asset dispositions. Acquisition and disposition fees in the amount of $13.0 million were paid to the Manager during 2001 (2000 - $1.7 million). These fees were included in capital assets as part of the cost or net proceeds relating to oil and gas properties acquired or disposed.

The Manager also is entitled to receive a 1% retained royalty from the net cash flow from operations and the proceeds from property dispositions and is paid by dividend from PrimeWest. This amounted to $3.4 million for 2001 (2000 - $0.8 million).

PRIMEWEST [LOGO]


PAGE 15
APRIL 4, 2002


As at December 31, 2001, the Trust and PrimeWest owed $10.5 million (2000 - $2.1 million) to the Manager for unpaid management and other fees and reimbursement of general and administrative costs.

10. INCOME TAXES

The Trust, and consequently the unitholders of the Trust, had taxable income totaling $155.8 million for 2001 representing approximately 67.2% of distributions paid in the year (2000 - $38.3 million representing 53%).

PrimeWest and its subsidiaries had no taxable income for 2001 and 2000, as tax-pool deductions and the royalty payable were sufficient to reduce taxable income in these entities to nil.

Effective January 1, 2000, the Company changed the method of accounting for income taxes from the deferral method to the liability method. The new method was applied retroactively without restatement of prior periods. The effect of the change in accounting policy on the financial statements was to decrease unitholders' equity by $10.2 million with a corresponding increase in the provision for future income tax liabilities on the balance sheet. The effect on the provision for income taxes for the current year as a result of this change in accounting policy was to increase future income tax expense/liability by $2.6 million. The future income tax provision results from the carrying value of the capital assets exceeding the available tax pools.

The future tax provision results from temporary differences in the recognition of revenues and expenses for income taxes and accounting purposes as follows:

                                                                                   2001               2000
-------------------------------------------------------------------------------------------------------------
Loss carry forward                                                      $       (10,601)   $             -

Capital assets                                                                  378,015             21,455

Site restoration provision                                                       (2,283)              (874)

Long-term incentive liability                                           $        (2,536)   $         3,985
                                                                       ======================================

The provisions for income taxes varies from the amounts that would be computed by applying the combined Canadian federal and provincial income tax rates for the following reasons:

                                                                                   2001               2000
-------------------------------------------------------------------------------------------------------------
Net income before taxes                                                 $        51,630    $        58,719
-------------------------------------------------------------------------------------------------------------
Computed income tax expense at the

     Canadian statutory rate of 43.12% (2000 - 44.62%)                           22,263             26,200

Increase (decrease) resulting from:

     Non-deductible crown royalties and other payments, net of ARTC                 273                157

     Federal resource allowance                                                  (9,729)              (172)

     Amounts included in trust income and other                                 (43,141)           (23,627)
-------------------------------------------------------------------------------------------------------------
Future income taxes                                                     $       (30,344)   $         2,558
                                                                       ======================================

11. FINANCIAL INSTRUMENTS

a)  COMMODITY PRICE RISK MANAGEMENT

PrimeWest generally sells its oil and gas under short-term market-based contracts. Occasionally, derivative financial instruments, options and swaps may be used to hedge the impact of oil and gas price fluctuations.

PRIMEWEST [LOGO]


PAGE 16
APRIL 4, 2002


A summary of these contracts in place at December 31, 2001 follows:

CRUDE OIL
                                                                                            MARK-TO-
                                              VOLUME                              PRICE       MARKET
PERIOD                                       (BBL/D)        TYPE            ($U.S./BBL)  GAIN (LOSS)
-----------------------------------------------------------------------------------------------------
                                                                                          $ millions

January 2002 - June 2002                       1,000        Swap                 $25.14         1.4
January 2002 - June 2002                       1,000        Swap                 $25.50         1.5
January 2002 - December 2002                   1,000        Swap                 $24.58         2.4
January 2002 - March 2002                      2,000        Swap                 $27.37         2.1
April 2002 - June 2002                         2,000        Swap                 $26.23         1.7
July 2002 - September 2002                     2,000        Swap                 $25.22         1.3
October 2002 - December 2002                   2,000        Swap                 $24.45         1.1
January 2002 - December 2002                   1,000      Collar       $20.00 by $25.15        (0.3)
-----------------------------------------------------------------------------------------------------
TOTAL                                                                                          11.2
                                                                                         ============

NATURAL GAS
                                                                                            MARK-TO-
                                              VOLUME                              PRICE       MARKET
PERIOD                                       (MCF/D)        TYPE            ($CDN./MCF)         GAIN
-----------------------------------------------------------------------------------------------------
                                                                                          $ millions
January 2002 - March 2002                      5,000  Fixed price                 $7.47         1.9
January 2002 - March 2002                     25,000         Swap                 $6.75         7.7
January 2002 - March 2002                     25,000         Swap                 $6.75         7.7
April 2002 - October 2002                      5,000  Fixed price                 $6.17         3.0
April 2002 - October 2002                     20,000         Swap                 $5.00         7.0
April 2002 - October 2002                     10,000         Swap                 $5.00         3.5
April 2002 - October 2002                     20,000         Swap                 $5.00         7.0
November 2002 - March 2003                     5,000        3 Way  $3.00/$4.25 by $6.25           0
November 2002 - March 2003                     5,000       Collar        $4.00 by $5.65           0
January 2002 - October 2003                    5,000  Fixed price                 $3.78           0
January 2002 - October 2003                    5,000  Fixed price                 $3.96         0.5
April 2003 - October 2003                      5,000  Fixed price                 $4.50         0.5
April 2003 - October 2003                      5,000        3 Way  $3,00/$4.25 by $5.93         0.2
-----------------------------------------------------------------------------------------------------
TOTAL                                                                                          39.0
                                                                                         ============

In 2001, the financial impact of contracts settling in the year was an increase in sales revenues of $39.5 million (2000 - $2.2 million decrease in sales revenues).

b) INTEREST RATE RISK MANAGEMENT

During 2001, PrimeWest entered into two interest rate swaps, each on $25 million of debt. The first is for a 2-year term, commencing December 4, 2001 and expiring December 4, 2003 at a fixed BA rate of 3.21%. The second is for at 2 1/2 year term, commencing November 26, 2001 and expiring May 26, 2004 at a fixed BA rate of 3.85%. The mark-to-market valuation of these swaps was a loss of $0.3 million as at December 31, 2001.

In connection with the acquisition of Reserve Royalty, PrimeWest assumed the obligation under an interest rate swap on $25 million of debt fixed at a BA rate of 6.48% until May, 2002. The counter-party has the option to extend the swap to May 2004. The effect of this swap was an increase in interest paid for 2001 of $0.4 million (2000 - increase of $.07 million). The fair market value of this interest rate swap at December 31, 2001 was a loss of $1.8 million (2000 - loss of $0.9 million).

PRIMEWEST [LOGO]


PAGE 17
APRIL 4, 2002


c)  FAIR VALUE OF FINANCIAL INSTRUMENTS

Financial instruments include cash, short-term investments, accounts receivable, accounts payable and accrued liabilities, accrued distributions to unitholders, long-term debt and financial hedges. As at December 31, 2001 and 2000, the fair market value of the financial instruments, other than long-term debt and financial hedges, approximate their carrying value, due to the short-term maturity of these instruments. The fair value of long-term debt approximates its carrying value, because the cost of borrowing approximates the market rate for similar borrowings.

12. COMMITMENTS AND CONTINGENCIES

PrimeWest has lease commitments relating to office buildings. The estimated annual minimum operating lease rental payments for the buildings, after deducting sublease income will be $1.3 million in 2002, $1.5 million in 2003, $1.2 million in 2004, $1.1 million in 2005, $1.1 million in 2006 and $2.4 million in 2007 - 2009, the remaining term of the leases.

In addition PrimeWest has several operating leases for rental of field equipment. Monthly payments are approximately $0.1 million (before recovery from partners) per month. There are no long-term commitments associated with these leases.

PrimeWest is a Calgary-based conventional oil and gas royalty trust that actively acquires, develops, produces, and sells natural gas, crude oil, and natural gas liquids for the generation of monthly cash distributions to unitholders. Trust units of PrimeWest are traded on the Toronto Stock Exchange under the symbol "PWI.UN". Exchangeable shares of PrimeWest Energy Inc. are listed on the TSE under the symbol "PWX".

This news release contains forward-looking information with respect to PrimeWest. Because forward-looking statements address future events and conditions, they involve risks and uncertainties that could cause actual results to differ materially from those contemplated by the forward-looking information.

This news release contains forward-looking information with respect to PrimeWest. Because forward-looking statements address future events and conditions, they involve risks and uncertainties that could cause actual results to differ materially from those contemplated by the forward-looking information.

Learn more about PrimeWest on our Web site, WWW.PRIMEWESTENERGY.COM.

PRIMEWEST [LOGO]


FOR IMMEDIATE RELEASE

APRIL 9, 2002
--------------------------------------------------------------------------------



SUPPLEMENTARY INFORMATION TO 2001 YEAR-END RELEASE OF APRIL 4, 2002

CALGARY (TSE: PWI.UN; PWX) - PrimeWest Energy Trust (PrimeWest) is today providing the following supplemental information related to its recent 2001 year-end results announcement and information related to our 2003 hedging program.

OPERATING HIGHLIGHTS
                                                                                                         4 mos.
                                                   2001        2000       1999       1998       1997       1996
--------------------------------------------------------  ---------- ---------- ---------- ---------- ----------
DAILY SALES VOLUMES

  Crude oil (BBL/DAY)                            10,033       6,582      5,958      5,868      3,737      3,372

  Natural gas liquids (BBL/DAY)                   2,273       1,483      1,293      1,226      1,137        993

  Natural gas (MMCF/DAY)                         104.80       49.03      46.46      50.41      42.22      31.47

Total BOE                                        29,774      16,237     14,995     15,497     11,913      9,610
                                              ----------  ---------- ---------- ---------- ---------- ----------
% Natural Gas                                       59%         50%        52%        54%        59%        55%

AVERAGE SELLING PRICES ($CDN)

  Crude oil (DOLLARS PER BBL)                    $32.21(1)   $36.67     $21.69     $16.92     $25.93     $30.93

  Natural gas liquids (DOLLARS PER BBL)          $30.96      $34.42     $19.09     $14.55     $22.65     $23.87

  Natural gas (DOLLARS PER MCF)                   $6.16(2)    $4.65      $2.51      $1.83      $1.85      $1.59

Total (DOLLARS PER BOE)                          $34.80      $32.19     $17.95     $13.58     $16.94     $18.64
                                              ----------  ---------- ----------  --------- ---------- ----------
(1) Includes $1.35/bbl hedging gains.
(2) Includes $0.90/mcf hedging gains.

                                                   2001        2000       1999       1998       1997       1996
--------------------------------------------------------  ---------- ----------  --------- ---------- ----------
ESTABLISHED RESERVES (1)

  Crude oil (MMBBLS)                               28.5        24.4       20.0       21.7       15.3       12.6

  Natural gas liquids (MMBBLS)                      9.5         6.4        6.1        6.5        6.7        4.5

  Natural gas (BCF)                               413.7       232.7      224.0      243.5      227.3      191.0

  Total (MMBOE)                                   107.0        69.6       63.7       68.8       59.9       48.9
                                              ----------  ---------- ----------  --------- ---------- ----------
% Natural Gas                                       64%         56%        59%        59%        63%        65%

(1)  As at January 1 of the following year.

PRIMEWEST [LOGO]


PAGE 2
APRIL 9, 2002


RESERVES
                                                        Natural   January   January    January   January   January
                                       Crude   Natural      gas   1, 2002   1, 2001    1, 2000   1, 1999   1, 1998
                                         oil       gas  liquids     total     total      total     total     total
As at January 1, 2002                 (MBBL)    (MMCF)   (MBBL)  reserves  reserves   reserves  reserves  reserves
                                                                   (MBOE)    (MBOE)     (MBOE)    (MBOE)    (MBOE)
-------------------------------------------- --------- -------- --------- ---------   ----------------------------
RESERVES SUMMARY

   Proved producing                   22,486   287,143    6,505    76,848    48,900    45,326    45,868    40,624

   Total proved                       34,719   349,305    7,830    90,766    57,149    50,963    54,068    47,549

   Probable                            7,651   128,807    3,432    32,551    24,855    25,350    29,607    24,588

   Total proved and probable          32,370   478,112   11,262   123,317    82,004    76,313    83,675    72,138

   Established                        28,545   413,708    9,546   107,042    69,577    63,638    68,871    59,843

   % of total established reserves       27%       64%       9%

   Proved producing as
       % established reserves                                         72%       70%       71%       67%       68%

   Total proved as
       % established reserves                                         85%       82%       80%       79%       79%

                                                                                       Established
--------------------------------------------------------------------- ------------------------------------------
                                         2001     2001         2001        2000       1999       1998       1997
                                       Proved     Total  Established
                                    Producing    Proved
                                          Oil        Oil         Oil        Oil        Oil        Oil        Oil
                                   equivalent equivalent  equivalent equivalent equivalent equivalent equivalent
                                      (MMBOE)    (MMBOE)     (MMBOE)    (MMBOE)    (MMBOE)    (MMBOE)    (MMBOE)
-------------------------------------------------------------------- ---------- ---------- ---------- ----------
RESERVE RECONCILIATION

   Opening reserves                     48.9       57.1        69.6       63.6       68.9       59.8       48.9

   Capital additions                     9.6        6.2         6.1        0.6        0.8       6.4         6.2

   Technical revisions (1)              (2.0)      (3.7)       (5.2)       1.5       (4.7)      0.6         1.7

   Acquisitions                         36.7       49.2        57.4       10.9        6.6       10.4        7.7

   Dispositions                         (5.9)      (7.5)      (10.4)      (1.1)      (2.6)      (2.6)      (0.3)

   Production                          (10.5)     (10.5)      (10.5)      (5.9)      (5.3)      (5.7)      (4.3)
                                    --------------------------------- ---------- ---------- ---------- ----------
   Ending reserves                      76.8       90.8       107.0       69.6       63.6       68.9       59.8
                                    ================================= ========== ========== ========== ==========
(1) All technical revisions on acquired reserves are included in revisions category.



TAX POOLS (CONSOLIDATED)
                                                                                                         4 mos.
AS AT DECEMBER 31 ($,THOUSANDS)                     2001       2000       1999       1998       1997       1996
                                                ----------------------------------------------------------------
Canadian oil and gas property expense
  (COGPE)                                        424,400    299,000    255,000    263,400    225,600    221,800

Canadian exploration expense (CEE)                23,700      5,700          -      1,850        300          -

Canadian development expense (CDE)                11,100      9,000          -          -      7,200          -

Capital cost allowance (CCA)                     101,200     35,850     24,425     32,330     25,000     13,600

Losses available for carry forward                24,800          -          -          -          -          -

Unit issue expenses                               12,171      6,245      8,300     14,600     11,900     15,100

PRIMEWEST [LOGO]


PAGE 3
APRIL 9, 2002


2003 HEDGING PROGRAM

Approximate percentage of anticipated production volumes hedged; net of anticipated royalties, reflecting full production declines with no offsetting additions:

         Crude Oil         26%

         Natural Gas       50%

A summary of contracts in place as at April 8, 2002 are as follows:

CRUDE OIL
                                       Volume                                  WTI Price
Period                                (bbl/d)         Type                   (U.S.$/bbl)
-----------------------------------------------------------------------------------------
January - December 2003                 1,000         3 Way        17.00 / 20.50 / 25.50

January - June 2003                     1,000         3 Way        18.50 / 22.50 / 27.70

July - December 2003                    1,000         3 Way        18.50 / 22.50 / 27.20


NATURAL GAS
                                       Volume                                 AECO Price
Period                               (MMcf/d)         Type                    (Cdn$/mcf)
-----------------------------------------------------------------------------------------
November 2002 - March 2003                4.7    Costless Collar            4.22 by 5.96
November 2002 - March 2003                4.7         3 Way           3.17 / 4.48 / 6.59
November 2002 - March 2003                4.7         3 Way           3.17 / 3.96 / 5.46
November 2002 - March 2003                4.7         3 Way           4.22 / 5.28 / 7.04
November 2002 - March 2003                4.7         Swap                          5.43
April - October 2003                      4.7      Fixed Price                      4.75
April - October 2003                      4.7         Swap                          5.05
April - October 2003                      4.7         3 Way           3.17 / 4.48 / 6.26
April - October 2003                      4.7         3 Way           3.17 / 3.96 / 5.39
April - October 2003                      4.7         3 Way           3.69 / 4.75 / 6.65
November 2002 - October 2004              9.5         3 Way           3.17 / 4.22 / 6.09
January 2002 - October 2003               4.7         Swap                          3.98
January 2002 - October 2003               4.7         Swap                          4.17

A three-way option is like a traditional collar, except that PrimeWest has resold the put at a lower price. Utilizing the first crude oil contract above as an example, PrimeWest has sold a call at $25.50, purchased a put at $20.50, and resold the put at $17.00. Should the market price drop below $20.50 PrimeWest will receive $20.50 until the price is less than $17.00, at which time PrimeWest would then receive market price plus $3.50. However, should market prices rise above $25.50, PrimeWest would receive a maximum of $25.50. Should the market price remain between $20.50 and $25.50, PrimeWest would receive the market price.

PrimeWest is a Calgary-based conventional oil and gas royalty trust that actively acquires, develops, produces, and sells natural gas, crude oil, and natural gas liquids for the generation of monthly cash distributions to unitholders. Trust units of PrimeWest are traded on the Toronto Stock Exchange under the symbol "PWI.UN". Exchangeable shares of PrimeWest Energy Inc. are listed on the TSE under the symbol "PWX".

PRIMEWEST [LOGO]


PAGE 4
APRIL 9, 2002



This news release contains forward-looking information with respect to PrimeWest. Because forward-looking statements address future events and conditions, they involve risks and uncertainties that could cause actual results to differ materially from those contemplated by the forward-looking information.

Learn more about PrimeWest on our Web site, WWW.PRIMEWESTENERGY.COM.

PRIMEWEST [LOGO]


FOR IMMEDIATE RELEASE

APRIL 17, 2002
--------------------------------------------------------------------------------



PRIMEWEST ENERGY TRUST MAINTAINS MONTHLY DISTRIBUTION
LEVEL AT 10 CENTS

CALGARY (TSE: PWI.UN; PWX) - PrimeWest Energy Trust (PrimeWest) today confirms a cash distribution of 10 cents per trust unit for April 2002. The distribution will be paid on May 15, 2002, to all unitholders of record on April 30, 2002. The ex-distribution date is April 26, 2002. This level of distribution represents a 17% cash-on-cash yield based on April 17th's closing price of $6.99.

Including the regular 10 cent per unit distribution payable in May, PrimeWest will have paid a total of $1.89 per trust unit during the previous 12-month period (June 2001 through May 2002), and $8.18 per trust unit since inception in October 1996. PrimeWest is committed to further distributions of 10 cents per unit on each of June 15 and July 15, 2002, subject to revision should there be a material change in expected cash flow during the second quarter.

PrimeWest is a Calgary-based conventional oil and gas royalty trust that actively acquires, develops, produces, and sells natural gas, crude oil, and natural gas liquids for the generation of monthly cash distributions to unitholders. Trust units of PrimeWest are traded on the Toronto Stock Exchange under the symbol "PWI.UN". Exchangeable shares of PrimeWest Energy Inc. are listed on the TSE under the symbol "PWX".

Learn more about PrimeWest on our Web site, www.primewestenergy.com.

PRIMEWEST [LOGO]


FOR IMMEDIATE RELEASE

MAY 23, 2002
--------------------------------------------------------------------------------



PRIMEWEST ENERGY INC. ANNOUNCES A RESCHEDULED MEETING OF
HOLDERS OF ITS CLASS A EXCHANGEABLE SHARES

CALGARY (TSE: PWI.UN; PWX) - PrimeWest Energy Inc. today announces the rescheduling of the adjourned special meeting of holders of PrimeWest Energy Inc. Class A Exchangeable shares originally scheduled for May 21, 2002. On May 21, 2002 an insufficient number of Class A Exchangeable shares were present or represented by proxy to constitute quorum and the special meeting was adjourned. Holders of Class A Exchangeable shares are requested to attend the adjourned meeting to be held Tuesday, June 4, 2002 at 3:00 p.m. MDT in the corporate offices of PrimeWest, 4700, 150 - 6th Avenue S.W., Calgary, Alberta to consider, and if thought fit, approve those matters set forth in the management proxy circular of PrimeWest Energy Inc. dated April 23, 2002.

PrimeWest Energy Trust (PrimeWest) is a Calgary-based conventional oil and gas royalty trust that actively acquires, develops, produces, and sells natural gas, crude oil, and natural gas liquids for the generation of monthly cash distributions to unitholders. Trust units of PrimeWest are traded on the Toronto Stock Exchange under the symbol "PWI.UN". Class A Exchangeable shares of PrimeWest Energy Inc. are listed on the TSE under the symbol "PWX".

Learn more about PrimeWest and PrimeWest Energy Inc. at www.primewestenergy.com.

PRIMEWEST [LOGO]


FOR IMMEDIATE RELEASE

JUNE 14, 2002
--------------------------------------------------------------------------------



PRIMEWEST ENERGY TRUST MAINTAINS MONTHLY DISTRIBUTION
LEVEL AT 10 CENTS

CALGARY (TSX: PWI.UN; PWX) - PrimeWest Energy Trust (PrimeWest) today confirms a cash distribution of 10 cents per trust unit for June 2002. The distribution will be paid on July 15, 2002, to all unitholders of record on June 30, 2002. The ex-distribution date is June 26, 2002. This level of distribution represents a 17% cash-on-cash yield based on June 14th's closing price of $6.90.

Including the regular 10 cent per unit distribution payable in July, PrimeWest will have paid a total of $1.65 per trust unit during the previous 12-month period (August 2001 through July 2002), and $8.38 per trust unit since inception in October 1996. The level of distribution for the third quarter is expected to be announced by the end of June.

PrimeWest is a Calgary-based conventional oil and gas royalty trust that actively acquires, develops, produces, and sells natural gas, crude oil, and natural gas liquids for the generation of monthly cash distributions to unitholders. Trust units of PrimeWest are traded on the Toronto Stock Exchange
(TSX) under the symbol "PWI.UN". Exchangeable shares of PrimeWest Energy Inc. are listed on the TSX under the symbol "PWX".

Learn more about PrimeWest on our Web site, www.primewestenergy.com.

PRIMEWEST [LOGO]


FOR IMMEDIATE RELEASE

JUNE 25, 2002
--------------------------------------------------------------------------------



PRIMEWEST ENERGY TRUST TO CONTINUE CURRENT DISTRIBUTION
LEVEL FOR THIRD QUARTER

CALGARY (TSX: PWI.UN; PWX) - PrimeWest Energy Trust (PrimeWest) today announces its intention to sustain the monthly distribution level at 10 cents per trust unit for each of August 15, September 15, and October 15, 2002, subject to revision should there be an unanticipated material change in expected cash flow during this time period. Provided there are no material changes in expected cash flow, by October 15, 2002 PrimeWest will have distributed $1.00 per unit year to date. The distribution level for the fourth quarter is expected to be announced in late September.

PrimeWest is a Calgary-based conventional oil and gas royalty trust that actively acquires, develops, produces, and sells natural gas, crude oil, and natural gas liquids for the generation of monthly cash distributions to unitholders. Trust units of PrimeWest are traded on the Toronto Stock Exchange
(TSX) under the symbol "PWI.UN". Exchangeable shares of PrimeWest Energy Inc. are listed on the TSX under the symbol "PWX".

Learn more about PrimeWest on our Web site, www.primewestenergy.com.

PRIMEWEST [LOGO]


FOR IMMEDIATE RELEASE

JULY 15, 2002
--------------------------------------------------------------------------------



PRIMEWEST ENERGY TRUST MAINTAINS MONTHLY DISTRIBUTION LEVEL AT 10 CENTS AND PROVIDES SECOND QUARTER CONFERENCE CALL AND WEBCAST INFORMATION

CALGARY (TSX: PWI.UN; PWX) - PrimeWest Energy Trust (PrimeWest) today confirms a cash distribution of 10 cents per trust unit for July 2002. The distribution will be paid on August 15, 2002, to all unitholders of record on July 31, 2002. The ex-distribution date is July 29, 2002.

SECOND QUARTER CONFERENCE CALL AND WEBCAST

PrimeWest will be conducting a conference call and Webcast for interested analysts, brokers, investors and media representatives about its second quarter results and outlook at 10:00 a.m. Mountain time (12:00 p.m. Eastern time) on Tuesday, July 30, 2002.

Callers may dial 1-888-881-4892 a few minutes prior to start and request the PrimeWest conference call. The call also will be available for replay by dialing 1-877-289-8525, and entering pass code 197123 followed by the pound (#) key. Interested users of the Internet are invited to go to webcast/pages /PrimeWestEnergy20020730/ for the live Webcast and/or replay or access the Webcast at the PrimeWest Web site, www.primewestenergy.com.

PrimeWest is a Calgary-based conventional oil and gas royalty trust that actively acquires, develops, produces, and sells natural gas, crude oil, and natural gas liquids for the generation of monthly cash distributions to unitholders. Trust units of PrimeWest are traded on the Toronto Stock Exchange
(TSX) under the symbol "PWI.UN". Exchangeable shares of PrimeWest Energy Inc. are listed on the TSX under the symbol "PWX".

Learn more about PrimeWest on our Web site, www.primewestenergy.com.

PRIMEWEST [LOGO]


FOR IMMEDIATE RELEASE

AUGUST 6, 2002
--------------------------------------------------------------------------------



PRIMEWEST ENERGY TRUST TO PURSUE NYSE LISTING APPLICATION; ANNOUNCES UNIT CONSOLIDATION AND SMALL UNITHOLDER PROGRAM

CALGARY (TSX: PWI.UN; PWX) - PrimeWest Energy Trust (PrimeWest) today announced that the issued and outstanding units of the Trust will be consolidated on a four for one (4:1) basis, effective for trading on the Toronto Stock Exchange
(TSX) on Friday, August 16, 2002. Fractional units will be rounded up to the nearest whole unit.

APPROVAL PROCESS

At the Annual General and Special Meeting held on May 21, 2002, Unitholders of PrimeWest approved a special resolution permitting the Trustee, Computershare Trust Company of Canada (Computershare), to consolidate the units of PrimeWest at the direction of the Board of Directors of PrimeWest Energy Inc. (PrimeWest Energy), provided that such consolidation had been determined to be advisable in conjunction with a listing on the New York Stock Exchange (NYSE) and that the consolidation ratio did not exceed four for one (4:1)

On July 29, 2002, the Board of Directors of PrimeWest Energy determined that the Trust will apply to list its Trust units for trading on the NYSE later this year and therefore approved proceeding with the consolidation. PrimeWest has received clearance to file an original listing application from the NYSE.

The TSX has approved proceeding with the consolidation

REASON FOR CONSOLIDATION

The consolidation is necessary to ensure the trading range is attractive to investors on both the NYSE and the TSX. After considering the advice of investment advisors, PrimeWest has concluded that the four for one (4:1) consolidation ratio is the preferred alternative to satisfy this objective.

It is important to emphasize that the sole reason for undertaking the consolidation is to place the Trust Unit trading price in an attractive trading range on both the NYSE and the TSX. Although liquidity of the Trust Units is expected to be reduced as a result of the consolidation, PrimeWest believes the benefits of increased liquidity arising from the NYSE listing and its greater access to global capital markets will more than outweigh any perceived "cost" of reduced liquidity on the TSX.

PRIMEWEST [LOGO]


PAGE 2
AUGUST 6, 2002


THE UNDERLYING BUSINESS OF PRIMEWEST AND ITS FUTURE PROSPECTS CONTINUE AS DESCRIBED IN PRIMEWEST'S PUBLIC DISCLOSURE RECORD, MOST RECENTLY IN THE REPORT TO THE UNITHOLDERS FOR THE SIX MONTHS ENDED JUNE 30, 2002 AND DATED JULY 29, 2002.

APPLICATION TO CLASS A EXCHANGEABLE SHAREHOLDERS OF PRIMEWEST ENERGY

Class A Exchangeable Shares of PrimeWest Energy provide the holders thereof with the right to exchange those securities for such number of Trust Units as is determined by reference to an exchange ratio. As a result of the Consolidation, an adjustment to the number of Trust Units into which each Class A Exchangeable Share is exchangeable into will be made in order to ensure that each holder of Class A Exchangeable Shares remains in an economically equivalent position. This adjustment will occur automatically without any further action by the holders of Class A Exchangeable Shares.

SMALL UNITHOLDER PROGRAM

PrimeWest has established a Small Unitholder Program for registered Unitholders and beneficial owners of 399 or fewer PrimeWest Trust Units as of the Program record date of July 31, 2002. This voluntary Program enables eligible Unitholders to sell or purchase additional Trust Units without paying a brokerage commission.

As a result of the consolidation, those Unitholders who hold 399 or fewer Trust Units as of the Record Date will hold "odd lots", being fewer than 100 Trust Units, following the consolidation. Eligible Unitholders will be permitted to sell all, but not less than all, of their Trust Units or purchase additional Trust Units to raise their total holdings to 100 Trust Units on a post-consolidation basis.

The Program begins August 16, 2002 and will expire at 4:30 pm Calgary time on November 14, 2002, unless extended. Information about the Program and participation documents will be mailed to eligible Unitholders. PrimeWest has retained Computershare Trust Company of Canada to manage the Program. Unitholders should direct any questions regarding the Program to Computershare's toll-free number at 1-800-663-9097.

DISTRIBUTIONS

Monthly distributions per unit will be adjusted consistent with the consolidation ratio. The August 15 distribution will be 10 cents per Trust Unit on a pre-consolidation basis, as announced previously. Assuming no material change to cash flow expectations, the September 15 and October 15 distributions will be 40 cents per Trust Unit, consistent with previous announcements and the consolidation ratio.

Unitholders should direct any questions regarding the Program to Computershare's toll free number at 1-800-663-9097 or by email at caregistryinfo@computershare.com.

PrimeWest is a Calgary-based conventional oil and gas royalty trust that actively acquires, develops, produces, and sells natural gas, crude oil, and natural gas liquids for the generation of monthly cash distributions to unitholders. Trust units of PrimeWest are traded on the

PRIMEWEST [LOGO]


PAGE 3
AUGUST 6, 2002


Toronto Stock Exchange (TSX) under the symbol "PWI.UN". Exchangeable shares of PrimeWest Energy Inc. are listed on the TSX under the symbol "PWX".

Learn more about PrimeWest on our Web site, www.primewestenergy.com.

PRIMEWEST [LOGO]


FOR IMMEDIATE RELEASE

AUGUST 19, 2002
--------------------------------------------------------------------------------



PRIMEWEST ENERGY TRUST MAINTAINS MONTHLY DISTRIBUTION LEVEL

CALGARY (TSX: PWI.UN; PWX) - PrimeWest Energy Trust (PrimeWest) today announces a cash distribution of 40 cents per consolidated trust unit payable on September 13th, 2002, to all unitholders of record on August 30th, 2002. The ex-distribution date is August 28th, 2002.

Effective August 16th, 2002 units of PrimeWest Energy began trading on the TSX on a four to one (4:1) consolidated basis. Unitholders of PrimeWest previously received a monthly distribution of 10 cents per unit, and consistent with the unit consolidation, this has been increased on a 4:1 basis to 40 cents per unit.

The exchangeable shares of PrimeWest Energy Inc. (PWX) were not consolidated, however the exchange ratio to convert these shares to PrimeWest Energy Trust (PWI.UN) units has been revised to reflect the consolidation. Including the effect of this most recent distribution, the exchange ratio stands at 0.3517, entitling holders of exchangeable PrimeWest Energy Inc. shares to 0.3517 PrimeWest Energy Trust units upon conversion.

PrimeWest is a Calgary-based conventional oil and gas royalty trust that actively acquires, develops, produces, and sells natural gas, crude oil, and natural gas liquids for the generation of monthly cash distributions to unitholders. Trust units of PrimeWest are traded on the Toronto Stock Exchange
(TSX) under the symbol "PWI.UN". Exchangeable shares of PrimeWest Energy Inc. are listed on the TSX under the symbol "PWX".

Learn more about PrimeWest on our Web site, www.primewestenergy.com.

PRIMEWEST [LOGO]


FOR IMMEDIATE RELEASE

SEPTEMBER 17, 2002
--------------------------------------------------------------------------------



PRIMEWEST ENERGY TRUST MAINTAINS MONTHLY DISTRIBUTION LEVEL

CALGARY (TSX: PWI.UN; PWX) - PrimeWest Energy Trust (PrimeWest) today announces a cash distribution of 40 cents per trust unit payable on October 15th, 2002, to all unitholders of record on September 30th, 2002. The ex-distribution date is September 26th, 2002.

Including the effect of the most recent distribution on September 13, 2002, the ratio for converting PrimeWest Energy Inc. exchangeable shares into PrimeWest Energy Trust units is 0.3573.

PrimeWest is a Calgary-based conventional oil and gas royalty trust that actively acquires, develops, produces, and sells natural gas, crude oil, and natural gas liquids for the generation of monthly cash distributions to unitholders. Trust units of PrimeWest are traded on the Toronto Stock Exchange
(TSX) under the symbol "PWI.UN". Exchangeable shares of PrimeWest Energy Inc. are listed on the TSX under the symbol "PWX".

Learn more about PrimeWest on our Web site, www.primewestenergy.com.

PRIMEWEST [LOGO]


FOR IMMEDIATE RELEASE

SEPTEMBER 23, 2002
--------------------------------------------------------------------------------



PRIMEWEST ENERGY TRUST TO SUSTAIN DISTRIBUTION LEVEL; LIST ON NEW YORK STOCK EXCHANGE

CALGARY (TSX: PWI.UN; PWX) - PrimeWest Energy Trust (PrimeWest) today announces its intention to sustain the monthly distribution level at 40 cents per trust unit for each of November 15th and December 13th, 2002 and January 15th, 2003, subject to revision should there be an unanticipated material change in expected cash flow during this time period.

Don Garner, President and Chief Operating officer stated, " Our operations team has delivered strong third quarter performance to date with production at the high end of our 29,000-30,000 BOE per day target range. For the full year 2002, we now expect to meet or exceed an average 30,000 BOE per day of production. Continued strength in commodity prices together with our hedge program and production success provide the assurance necessary to commit to sustaining the current distribution level."

NEW YORK STOCK EXCHANGE LISTING

PrimeWest expects to list on the New York Stock Exchange with a listing ceremony planned for November 12, 2002. Effective August 16th, 2002, PrimeWest consolidated its units on a 4 for 1 basis in anticipation of the New York listing.

PrimeWest is a Calgary-based conventional oil and gas royalty trust that actively acquires, develops, produces, and sells natural gas, crude oil, and natural gas liquids for the generation of monthly cash distributions to unitholders. Trust units of PrimeWest are traded on the Toronto Stock Exchange
(TSX) under the symbol "PWI.UN". Exchangeable shares of PrimeWest Energy Inc. are listed on the TSX under the symbol "PWX".

Learn more about PrimeWest on our Web site, www.primewestenergy.com.

PRIMEWEST [LOGO]


FOR IMMEDIATE RELEASE

SEPTEMBER 26, 2002
--------------------------------------------------------------------------------



PRIMEWEST ENERGY TRUST TO INTERNALIZE MANAGEMENT

CALGARY (TSX: PWI.UN; PWX) - PrimeWest Energy Trust (the "Trust") today announced the planned elimination, effective October 1, 2002, of its external management structure and all related management, acquisition and disposition fees, as well as the acquisition of the right to the mandatory quarterly dividend, commonly referred to as the "1% Retained Royalty". The transaction is subject to, among other things, unitholder and regulatory approval.

The internalization transaction results in the elimination of the current 2.5% management fee on net production revenue, the quarterly incentive payments payable in the form of Trust units, the 1.5% acquisition fee and the 1.25% disposition fee, which resulted in payments during 2001 to PrimeWest Management Inc. ("PMI") totalling $21.3 million. The amount of the 1% Retained Royalty paid in 2001 was $3.4 million.

This transaction will be accretive to both the Trust's net asset value and 2003 distributable cash flow.

TRANSACTION SUMMARY

This internalization will be achieved by the purchase by PrimeWest Energy Inc. ("PrimeWest"), the operating entity of the Trust, of all of the issued and outstanding shares of its manager, PMI for cash of $13.1 million and exchangeable shares of PrimeWest, exchangeable for 491,000 units of the Trust, valued at $13.0 million based on the closing price of units of the Trust on the TSX on September 26, 2002, for a total consideration of $26.1 million. In addition, PrimeWest has agreed to issue exchangeable shares valued at $1.5 million to terminate a management incentive program.

The total consideration payable for the shares of PMI, in the opinion of the independent directors of PrimeWest, represents a reasonable payment (i) in lieu of fees that would have been payable by the Trust to PMI during the remainder of the initial term of the management contract to October 15, 2003, including management fees, quarterly incentive payments and acquisition and disposition fees, and (ii) for the Class B Shares of PrimeWest held by PMI, which shares were entitled to the 1% Retained Royalty, equal to approximately 1% of net production revenue for the remaining life of existing PrimeWest oil and gas reserves, and (iii) for the benefits accruing to unitholders through continuity of management.

PRIMEWEST [LOGO]


PAGE 2
SEPTEMBER 26, 2002


The proposed internalization transaction includes the continued commitment of the senior management team at PrimeWest. Kent MacIntyre will continue as Vice-chairman and CEO of PrimeWest. All other members of the senior management team have agreed to continue in their current roles with PrimeWest, on completion of the internalization transaction.

Harold Milavsky, Chairman of the Board of PrimeWest, and Kent MacIntyre, Vice-chairman and CEO of PrimeWest, stated: "The purchase price represents a cost effective way to eliminate future management fees and the 1% Retained Royalty and to maintain a highly qualified and capable management team. We believe the approach we have taken is fair to unitholders."

SPECIAL COMMITTEE AND INDEPENDENT FINANCIAL ADVISOR

A Special Committee of independent directors of PrimeWest, chaired by Mr. Harold Milavsky, along with members Barry Emes, Hal Kvisle, and Michael O'Brien, reviewed and negotiated the transaction on behalf of PrimeWest. Various transaction alternatives were considered over a nine-month period beginning December, 2001. Deloitte & Touche LLP was retained to provide independent financial advice and deliver an opinion to the Special Committee as to the fairness to the unitholders of the consideration payable by PrimeWest in respect of the internalization transaction. Deloitte & Touche LLP are independent financial advisors with whom neither PrimeWest nor PMI have had any prior association of any kind.

UNITHOLDER ACCRETION AND BENEFITS

The directors and management of PrimeWest believe that the following unitholder benefits will result from the proposed internalization transaction, upon completion in accordance with its terms:

o the internalization transaction will be accretive to PrimeWest's net asset value;

o the internalization transaction will be accretive to projected 2003 distributable cashflow;

o the internalization transaction will improve the long-term cost structure of the Trust;

o unitholders will have the right to elect all of the directors of PrimeWest. Currently PMI has the right to appoint three directors of PrimeWest;

o increasing management's ownership interest in PrimeWest will further align the interests of unitholders and management. After effecting the internalization transaction, the directors and officers of PrimeWest will own, directly or indirectly, approximately 2.5% of the trust units (assuming conversion of all exchangeable shares);

o PrimeWest's potential investor base is expected to broaden with the elimination of components of its management structure which discouraged certain institutions from investing in PrimeWest trust units;

PRIMEWEST [LOGO]


PAGE 3
SEPTEMBER 26, 2002


o the proposed internalization transaction includes the continued commitment of the senior management team at PrimeWest, which has been strengthened over the past 16 months. All members of the senior management team have agreed to continue in their current roles with PrimeWest, effective upon completion of the internalization transaction;

o internalizing the management of PrimeWest improves PrimeWest's competitiveness for future asset and corporate acquisitions.

EXECUTIVE RETENTION AND INCENTIVE PROVISIONS

The proposed internalization transaction includes the continued commitment of the PrimeWest senior management team.

PrimeWest has agreed to issue exchangeable shares valued at $1.5 million to terminate a management incentive program (the "MIP") created by PMI in favour of its senior management, excluding its CEO, Kent MacIntyre (the "Senior Managers"). Kent MacIntyre, as principal of PMI, did not participate in the MIP. These exchangeable shares will be issuable to the Senior Managers one year after closing.

PMI has also agreed to a special executive retention plan (the "SERP") with each of the Senior Managers, which provides for long term retention bonuses in the form of exchangeable shares valued, in total, at $3.5 million. One quarter of the exchangeable shares under the SERP will be issuable to the Senior Managers on each of the second, third, fourth and fifth anniversary of closing.

VIEWS OF THE SPECIAL COMMITTEE

Mr. Milavsky, Chairman of the Special Committee, stated, "We are extremely pleased that an agreement has been reached to internalize the management of PrimeWest. The payment we have agreed to make for the shares of PMI constitutes, in the opinion of the Special Committee, a fair and reasonable payment, given the remaining term of the management agreement and the value of the 1% Retained Royalty. The transaction also has the advantages of maintaining the existing management team and further aligning the interest of management with those of the unitholders. Further and most significantly, the transaction is accretive to the Trust and its unitholders."

VIEW OF PRIMEWEST MANAGEMENT INC.

Kent MacIntyre, Vice-chairman and CEO, and founder of PrimeWest, stated: "We are pleased to be able to respond to the issues associated with the management contract which have been a concern to certain of our existing unitholders and potential investors. We believe that this internalized structure will appeal to investors and further strengthen PrimeWest's ability for future growth, in which the former shareholders of PMI, as significant unitholders of the Trust, will participate. When PrimeWest was formed six years ago, management contracts were the norm in the royalty trust sector. Recent developments in the oil and gas royalty sector demonstrate that the market place is requiring a restructuring or elimination of

PRIMEWEST [LOGO]


PAGE 4
SEPTEMBER 26, 2002


external management arrangements. We believe this transaction will facilitate the broadening of our investor base, thereby reducing our cost of capital. This will provide us with a competitive advantage as we add value through acquisitions and development activities for PrimeWest unitholders."

UNITHOLDER MEETING

Details of the agreement will be mailed to unitholders of PrimeWest next week. The transaction will have an effective date of October 1, 2002, and is expected to be completed on or about November 6, 2002, subject to unitholder and regulatory approval. A meeting of the Trust's unitholders has been called for November 4, 2002, at which the unitholders will be asked to approve the transaction. The transaction requires approval, by those unitholders represented at the meeting in person or by proxy, (i) by a majority of not less than 66% of all such unitholders; and (ii) by a simple majority of 50% of all such unitholders, excluding the shareholders of PMI and their principals.

CONFERENCE CALL AND WEBCAST

PrimeWest will be conducting a conference call and Webcast for interested analysts, brokers, investors and media representatives about the proposed transaction at 2:00 p.m. Mountain daylight time, 4:00 p.m. Eastern daylight time on September 27, 2002.

Callers may dial 1-888-881-4892 a few minutes prior to start and request the PrimeWest conference call. The call also will be available for replay by dialing 1-877-289-8525, and entering pass code 211344 followed by the pound (#) key.

Interested users of the Internet are invited to go to http://www.newswire.ca/webcast/pages/PrimeWestEnergy20020927/ for the live Webcast and/or replay or access the Webcast at the PrimeWest Web site, WWW.PRIMEWESTENERGY.COM.

FORWARD-LOOKING INFORMATION - CAUTION

In the interest of providing PrimeWest unitholders with information regarding the proposed internalization transaction, this press release contains forward-looking information that represents management's view of PrimeWest's internal projections, expectations or beliefs concerning, among other things, future operating results and various components thereof or PrimeWest's future economic performance. The projections, estimates and beliefs contained in such forward-looking statements necessarily involve known and unknown risks and uncertainties which may cause PrimeWest's actual performance and financial results in future periods to differ materially from any estimates or projections of future performance or results expressed or implied by such forward-looking statements. These risks and uncertainties include, among other things, such risks and uncertainties described in PrimeWest's filing with the Canadian and U.S. securities authorities. Accordingly, PrimeWest unitholders and potential investors are cautioned that events or circumstances could cause actual results to differ materially from those predicted.

PRIMEWEST [LOGO]


PAGE 5
SEPTEMBER 26, 2002


PrimeWest is a Calgary-based conventional oil and gas royalty trust that actively acquires, develops, produces, and sells natural gas, crude oil, and natural gas liquids for the generation of monthly cash distributions to unitholders. Trust units of PrimeWest are traded on the Toronto Stock Exchange
(TSX) under the symbol "PWI.UN". Exchangeable shares of PrimeWest Energy Inc. are listed on the TSX under the symbol "PWX".

Learn more about PrimeWest on our Web site, www.primewestenergy.com.

PRIMEWEST [LOGO]


FOR IMMEDIATE RELEASE

OCTOBER 17, 2002
--------------------------------------------------------------------------------



PRIMEWEST ENERGY TRUST MAINTAINS MONTHLY DISTRIBUTION LEVEL

CALGARY (TSX: PWI.UN; PWX) - PrimeWest Energy Trust (PrimeWest) today announces a cash distribution of 40 cents per trust unit payable on November 15th, 2002, to all unitholders of record on October 31st, 2002. The ex-distribution date is October 29th, 2002.

PrimeWest is a Calgary-based conventional oil and gas royalty trust that actively acquires, develops, produces, and sells natural gas, crude oil, and natural gas liquids for the generation of monthly cash distributions to unitholders. Trust units of PrimeWest are traded on the Toronto Stock Exchange
(TSX) under the symbol "PWI.UN". Exchangeable shares of PrimeWest Energy Inc. are listed on the TSX under the symbol "PWX".

Learn more about PrimeWest on our Web site, www.primewestenergy.com.

PRIMEWEST [LOGO]


FOR IMMEDIATE RELEASE

OCTOBER 23, 2002
--------------------------------------------------------------------------------



PRIMEWEST ANTICIPATES CERTAIN MANAGEMENT AND GOVERNANCE CHANGES

CALGARY (TSX: PWI.UN; PWX) - PrimeWest Energy Trust (the "Trust") today announces anticipated changes to management and corporate governance.

The Board of Directors of PrimeWest Energy Inc. ("PrimeWest") has resolved, with the support of Kent J. MacIntyre, to advance the previously intended succession of Donald A. Garner into the positions of President and Chief Executive Officer of PrimeWest. Mr. Garner has been PrimeWest's President and Chief Operating Officer since June of 2001. In that connection, Mr. MacIntyre would step down as the Chief Executive Officer and Vice-Chairman of the Board of Directors of PrimeWest and become a non-executive member of the Board of Directors. While the terms of this succession have not been finalized, the resolution of the Board of Directors, and the expressed intention of Mr. MacIntyre, is to complete this succession by the annual general meeting of Unitholders in the spring of 2003.

In its continuing efforts to proactively advance the governance of PrimeWest and having regard to the recent legislative initiatives in the United States and the intended listing of the Trust Units of the Trust on the New York Stock Exchange, the Board of Directors of PrimeWest has also resolved to undertake changes to the Board of Directors and its structure. The Board of Directors is undertaking the recruitment of a suitable candidate as an additional independent director of PrimeWest. If the proposed internalization of management of the Trust is completed, the Board of Directors would have the ability, and intends, to recruit a second additional independent director. The appointments are intended to be made as soon as practicable and in any event at the time of the annual general meeting of Unitholders to be held in the spring of 2003. The Board of Directors is also undertaking a review of the constitution and mandate of each of the existing committees of the Board of Directors and the creation of a Board Nominating Committee, to consist of Hal Kvisle and Michael O'Brien. The Board Nominating Committee will be charged with the responsibility of identifying and nominating suitable candidates for addition to the Board of Directors.

PRIMEWEST [LOGO]


PAGE 2
OCTOBER 23, 2002


PrimeWest Energy Trust is a Calgary-based conventional oil and gas royalty trust that actively acquires, develops, produces and sells natural gas, crude oil, and natural gas liquids for the generation of monthly cash distributions to unitholders. Trust units of PrimeWest Energy Trust are traded on the Toronto Stock Exchange (TSX) under the symbol "PWI.UN". Exchangeable shares of PrimeWest Energy Inc. are listed on the TSX under the symbol "PWX".

Learn more about PrimeWest on our Web site, www.primewestenergy.com.

PRIMEWEST [LOGO]


FOR IMMEDIATE RELEASE

OCTOBER 28, 2002
--------------------------------------------------------------------------------



PRIMEWEST ANNOUNCES $110 MILLION BOUGHT EQUITY FINANCING AND NYSE
LISTING DATE

CALGARY (TSX: PWI.UN; PWX) - PrimeWest Energy Trust ("PrimeWest") today announced that it has entered into an agreement to sell, to a syndicate of underwriters led by Scotia Capital Inc. and CIBC World Markets Inc., and including BMO Nesbitt Burns Inc., RBC Capital Markets, TD Securities Inc., National Bank Financial, Canaccord Capital Corporation, Dundee Securities Corporation and Yorkton Securities Inc., 4,200,000 Trust Units at $26.20 per Trust Unit to raise gross proceeds of $110,040,000 on a bought deal basis.

The issue will be a bought underwritten public issue by way of a short form prospectus in all provinces of Canada and in the U.S. via Rule 501 (a)(1), (2),
(3) or (7) and internationally as permitted. Closing is expected to occur on or about November 13, 2002.

The net proceeds of the issue are expected to be used initially to reduce the indebtedness of PrimeWest, including approximately $45.7 million of indebtedness that is expected to be incurred in connection with the acquisition of gas producing properties, and thereafter used to fund future acquisitions, capital expenditures including the $30 million Phase II portion of the 2002 natural gas development program, and the winter 2003 natural gas development program and for general corporate purposes.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy the securities in any jurisdiction.

NEW YORK STOCK EXCHANGE LISTING

In order to accommodate a request made by one of its senior listed companies (a Dow Jones Industrial Index company), the New York Stock Exchange has asked PrimeWest to change its listing from the November 12, 2002 scheduled date to the next mutually satisfactory date of November 19, 2002.

This change in dates will also accommodate PrimeWest's plan to begin marketing the PrimeWest story to the U.S. investment community after the listing date and after the closing of the equity issue.

PRIMEWEST [LOGO]


PAGE 2
OCTOBER 28, 2002

FORWARD-LOOKING INFORMATION - CAUTION

In the interest of providing PrimeWest unitholders with information regarding these acquisitions, this news release contains forward-looking information that represents management's view of PrimeWest's internal projections, expectations or beliefs concerning, among other things, future operating results and various components thereof or PrimeWest's future economic performance. The projections, estimates and beliefs contained in such forward-looking statements necessarily involve known and unknown risks and uncertainties which may cause PrimeWest's actual performance and financial results in future periods to differ materially from any estimates or projections of future performance or results expressed or implied by such forward-looking statements. These risks and uncertainties include, among other things, such risks and uncertainties described in PrimeWest's filing with the Canadian and U.S. securities authorities. Accordingly, PrimeWest unitholders and potential investors are cautioned that events or circumstances could cause actual results to differ materially from those predicted.

PrimeWest is a Calgary-based conventional oil and gas royalty trust that actively acquires, develops, produces, and sells natural gas, crude oil, and natural gas liquids for the generation of monthly cash distributions to unitholders. Trust units of PrimeWest are traded on the Toronto Stock Exchange
(TSX) under the symbol "PWI.UN". Exchangeable shares of PrimeWest Energy Inc. are listed on the TSX under the symbol "PWX".

Learn more about PrimeWest on our Web site, www.primewestenergy.com.

NOT FOR DISTRIBUTION TO U.S. NEWSWIRE SERVICES OR FOR DISSEMINATION IN THE UNITED STATES.

PRIMEWEST [LOGO]


FOR IMMEDIATE RELEASE

OCTOBER 29, 2002
--------------------------------------------------------------------------------



PRIMEWEST PROVIDES ADDITIONAL INFORMATION ON GAS PROPERTY ACQUISITIONS

CALGARY (TSX: PWI.UN; PWX) - PrimeWest Energy Trust ("PrimeWest") yesterday announced that it has acquired or plans to acquire, prior to year end, natural gas producing assets in the Caroline and Ells areas of Alberta for total consideration of $45.7 million, to be funded with proceeds from the bought deal equity offering announced yesterday.

The properties being acquired have attributes congruent with a number of PrimeWest's strategic objectives. The assets represent high netback, low operating cost, natural gas weighted production, with future development opportunities.

At Caroline, the acquisition allows PrimeWest to increase control of its operations in an existing core area, further rationalize processing infrastructure and reduce operating costs.

The Ells gas properties enhance PrimeWest's present inventory of long life gas producing assets.

PRODUCTION & RESERVES ACQUIRED

                    PRODUCTION(1)(3)                       RESERVES(3)(4)
                       (BOE/DAY)                               (MBOE)
              --------------------------------------------------------------
                   DAILY PRODUCTION    PROVED PRODUCING     TOTAL PROVED      ESTABLISHED(2)
                   ----------------    ----------------     ------------      --------------

Natural Gas                 970              3586              3806               3938

Crude Oil                   410               367               367                463

NGL's                       185               628               690                710
                            ---               ---               ---                ---

            Total          1565              4581              4863               5111
                           ====              ====              ====               ====

NOTE:    (1) CURRENT PRODUCTION RATE

         (2) PROBABLES RISKED AT 50%

         (3) GAS TO OIL ON A 6:1 BASIS

         (4) AS ASSESSED BY INDEPENDENT ENGINEERS AS OF THE EFFECTIVE DATE

PRIMEWEST [LOGO]


PAGE 2
OCTOBER 29, 2002


ACQUISITION FINANCIAL AND OPERATING HIGHLIGHTS

o purchase price of $45.7 million represents a reserve acquisition cost of $8.94 per BOE established, $9.40 per BOE proved o purchase price of $45.7 million represents a production acquisition cost of $29,200 per BOE/day o reserve life index of 9 years based on established reserves, and 8 years based on proved producing reserves o operating cost of $5.10 per BOE o accretive to 2003 cash flow and production per unit o recycle ratio of 1.9 based on PrimeWest's first half 2002 operating margin o Caroline operated; Ells non-operated

DEVELOPMENT OPPORTUNITIES

PrimeWest has identified a number of low risk development drilling locations and existing well recompletion opportunities on these properties that will be pursued as part of the 2003 capital development program. These opportunities are expected to add reserves over and above the established reserves assessed by the independent engineers. In addition, there are gas gathering system rationalization and debottlenecking opportunities, which could accelerate production.

FORWARD-LOOKING INFORMATION - CAUTION

In the interest of providing PrimeWest unitholders with information regarding these acquisitions, this news release contains forward-looking information that represents management's view of PrimeWest's internal projections, expectations or beliefs concerning, among other things, future operating results and various components thereof or PrimeWest's future economic performance. The projections, estimates and beliefs contained in such forward-looking statements necessarily involve known and unknown risks and uncertainties which may cause PrimeWest's actual performance and financial results in future periods to differ materially from any estimates or projections of future performance or results expressed or implied by such forward-looking statements. These risks and uncertainties include, among other things, such risks and uncertainties described in PrimeWest's filing with the Canadian and U.S. securities authorities.

PrimeWest is a Calgary-based conventional oil and gas royalty trust that actively acquires, develops, produces, and sells natural gas, crude oil, and natural gas liquids for the generation of monthly cash distributions to unitholders. Trust units of PrimeWest are traded on the Toronto Stock Exchange
(TSX) under the symbol "PWI.UN". Exchangeable shares of PrimeWest Energy Inc. are listed on the TSX under the symbol "PWX".

Learn more about PrimeWest on our Web site, www.primewestenergy.com.

PRIMEWEST [LOGO]


FOR IMMEDIATE RELEASE

NOVEMBER 4, 2002
--------------------------------------------------------------------------------



PRIMEWEST UNITHOLDERS APPROVE MANAGEMENT INTERNALIZATION

CALGARY (TSX: PWI.UN; PWX) - PrimeWest Energy Trust (the "Trust") today announces that unitholders have approved the proposal to eliminate the external management contract and related fees through the purchase of PrimeWest Management Inc. The transaction is scheduled to close on November 6, 2002.

At a Special Meeting of Unitholders held November 4, 2002 in Calgary, a record number of unitholders representing approximately 33% of the total votes eligible to be cast, voted 92% in favour of the management internalization initiative. Strong support was indicated from both retail and institutional holders.

In addition, the holders of the Class A exchangeable shares of PrimeWest Energy Inc. approved the resolution to issue additional Class A exchangeable shares as part of the consideration used to acquire PrimeWest Management Inc.

"We wish to thank our unitholders and Class A Exchangeable shareholders for their strong support of our internalization transaction proposal. The benefits to unitholders include reduced costs and the removal of a traditional barrier for some potential investors," stated Don Garner, President of PrimeWest.

PrimeWest is a Calgary-based conventional oil and gas royalty trust that actively acquires, develops, produces, and sells natural gas, crude oil, and natural gas liquids for the generation of monthly cash distributions to unitholders. Trust units of PrimeWest are traded on the Toronto Stock Exchange
(TSX) under the symbol "PWI.UN". Exchangeable shares of PrimeWest Energy Inc. are listed on the TSX under the symbol "PWX".

Learn more about PrimeWest on our Web site, www.primewestenergy.com.